                             WALL DATA INCORPORATED

                              INFORMATION STATEMENT

                                DECEMBER 8, 1999

                 INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
             AND RULE 14F-1 THEREUNDER AND OTHER RELATED INFORMATION

                                   THE MERGER

        Wall Data Incorporated, a Washington corporation (the "Company"), NetManage, Inc. ("Parent"), a Delaware corporation and NetManage Acquisition Corporation, a Washington corporation ("Purchaser"), which is a wholly-owned subsidiary of Parent, have entered into an Agreement and Plan of Merger, dated as of October 20, 1999 (the "Merger Agreement"), whereby the Company will become a wholly-owned subsidiary of Parent, as of the Effective Time of the Merger (the "Merger").

        The Company had sought and evaluated several potential buyers, and Parent was selected. Both companies engaged in negotiations regarding the Merger, which have resulted in the Merger Agreement, attached hereto as APPENDIX I.

        The Board of Directors of the Company approved the Merger Agreement on October 20, 1999. In considering whether to approve the Merger Agreement, the Board considered a number of factors, including the fairness of purchase price. After taking into consideration these factors, the Board determined that the Merger was in the best interest of the shareholders of the Company and recommended that the Company's shareholders vote to adopt and approve the Merger Agreement and approve the Merger.

                              THE MERGER AGREEMENT

        The following is a summary of the Merger Agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed by Purchaser and Parent with the Securities and Exchange Commission in connection with the Offer. Such summary is qualified in its entirety by reference to the Merger Agreement. Capitalized terms not otherwise defined in the following description of the Merger Agreement have the respective meanings ascribed to them in the Merger Agreement.

THE OFFER

        In accordance with the Merger Agreement, Purchaser completed the Offer on November 24, 1999. As a result, Purchaser owns 89.2% of the outstanding shares of the Company's common stock, and consequently will be able to approve the merger.

COMPANY COVENANTS

        Pursuant to the Merger Agreement, the Company has covenanted and agreed, between the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement pursuant to its terms and the Effective Time, unless Parent shall otherwise consent in writing, to carry on the businesses of the Company and its subsidiaries (the "Subsidiaries" and, individually, a "Subsidiary") diligently and in accordance with good commercial practice and in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, to pay its debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensers, licensees, and others with which it has business dealings. In addition, the Company will promptly notify Parent of any material event involving its business or operations. The Merger Agreement provides that, except as permitted by the terms of the Merger Agreement, neither the Company nor any Subsidiary will do any of the following, without the prior written consent of Parent: (i) waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant or director stock plans or authorize cash payments in exchange for any options granted under any of such plans; (ii) grant any severance or termination pay to any officer or employee except payments in amounts consistent with policies and past practices or pursuant to written agreements outstanding, or policies existing, on the date of the Merger Agreement and as previously disclosed in writing to the other, or adopt any new severance plan; (iii) transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the Company's intellectual property or other proprietary rights, or enter into grants to future patent rights, other than in the ordinary course of business, consistent with past practice; (iv) buy any Intellectual Property of a third party or enter into any license agreement with respect to the Intellectual Property of any third party for an acquisition or license, the price for which exceeds $50,000 individually (or in the aggregate for a single third party) other than "shrink wrap," "click wrap," and similar widely available commercial end-user licenses; (v) declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock; (vi) repurchase or otherwise acquire, directly or indirectly, any shares of capital stock except pursuant to rights of repurchase of any such shares under any employee, consultant or director stock plan existing on the date of the Merger Agreement (which repurchase rights the Company shall be obligated to exercise if the repurchase price is less than the Merger Consideration); (vii) issue, deliver, sell, authorize or propose the issuance, delivery or sale of, any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than the issuance of Shares, pursuant to the exercise of stock options therefor outstanding as of the date of the Merger Agreement, and Shares issuable pursuant to the Option Plans; (viii) cause, permit or propose any amendments to any charter document or Bylaw (or similar governing instruments of any subsidiaries), (ix) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership interest, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of the Company, or enter into any joint ventures, strategic partnerships or alliances; (x) sell, lease; license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of the Company, except in the ordinary course of business consistent with past practice; (xi) incur any indebtedness for borrowed money (other than ordinary course trade payables or pursuant to existing credit facilities in the ordinary course of business) or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire debt securities, or guarantee any debt securities of others; (xii) adopt or amend any employee benefit or employee stock purchase or employee option plan (other than is necessary to comply with law), or enter into any employment contract, pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates of its officers or employees other than in the ordinary course of business, consistent with past practice, or change in any material respect any management policies or procedures; (xiii) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business; (xiv) make any grant of exclusive rights to any third party; (xv) except in the ordinary course of business, modify, amend or terminate any material contract or agreement involving payments of $50,000 or more to which the Company or any subsidiary thereof is a party or waive, release or assign any material rights or claims thereunder, (xvi) materially revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices; (xvii) make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes in an amount in excess of $50,000 in the aggregate; (xviii) commence any litigation or settle any litigation for an amount in excess of the greater of $100,000 in the aggregate or the amount reserved in respect thereof in the Company Balance Sheet; or (xix) agree in writing or otherwise to take any of the actions described in (i) through (xviii) above.

BOARD OF DIRECTORS

        The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares satisfying the Minimum Condition, Parent shall be entitled to designate a majority of the members of the Company's Board of Directors, subject to compliance with Section 14(f) of the Exchange Act. The Merger Agreement also provides that the Company has agreed to cause Parent's designees to be elected as directors of the Company, including increasing the size of the Board of Directors to the extent permitted by its Restated Articles of Incorporation and/or secure the resignations of such number of directors as is necessary to cause Parent's designees to be elected as directors of the Company.

        The Merger Agreement provides that following the election or appointment of Purchaser's designees in accordance with the immediately preceding paragraph, any amendment or termination of the Merger Agreement by the Company or any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or waiver of any of the Company's rights thereunder, will require the concurrence of a majority of those directors of the Company then in office who were not designated by Parent.

SHAREHOLDER MEETING

        In accordance with the Merger Agreement, the Company agreed to call a special meeting of shareholders of the Company to approve the Merger. As a result of the Tender Offer, Purchaser owns 89.2% of the outstanding shares of the Company's Common Stock and therefore it will be able to approve the Merger.

FAILURES TO COMPLY

        Pursuant to the Merger Agreement, the Company shall give prompt notice in writing to Parent, and Parent and Purchaser shall give prompt notice in writing to the Company, of (i) the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause any representation or warranty contained in the Merger Agreement to be untrue or inaccurate in any material respect at any time from the date of the Merger Agreement through the Effective Time and (ii) any failure of the Company, Parent or Purchaser, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy in all material respects any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement; provided, however, no such notification shall affect the representations or warranties of the parties or the conditions to the obligations of the parties thereunder. The Merger Agreement provides that the Company shall give prompt notice in writing to Parent of (i) any act, omission to act, event or occurrence which, with the passage of time or otherwise, would likely have a Material Adverse Effect on the Company and (ii) any material contingent liability of the Company or any of its subsidiaries for which such party reasonably believes it will, with the passage of time or otherwise, become liable; provided, however, that no such notification shall affect the representations or warranties of the parties or the conditions to the obligations of the parties thereunder.

ACTIONS BY THE COMPANY

        Pursuant to the Merger Agreement, subject to the terms and conditions therein, the Company shall, and shall cause its Subsidiaries to, cooperate with Parent and Purchaser and take all such actions as may be reasonably requested by Parent and Purchaser to accomplish the Merger.

OPTION PLANS; PURCHASE PLAN; SAVINGS PLAN

        The Merger Agreement provides that, the Company agrees to take all necessary actions to ensure that all outstanding compensatory options to purchase common stock of the Company terminate and become without further force and effect immediately prior to the Effective Time. The Company agrees to take all necessary actions to ensure that all offering periods outstanding under the Company's Restated Employee Stock Purchase Plan (the "ESPP") terminate immediately prior to the Effective Time, and to ensure that the ESPP terminates immediately prior to the Effective Time. The Company and its ERISA Affiliates, as applicable, each agrees to terminate its Retirement Savings Plan immediately prior to Effective Time, unless the Parent, in its sole and absolute discretion, agrees to sponsor and maintain such plans by providing the Company with written notice of such election at least three (3) days before the Effective Time. Unless the Parent provides such notice to the Company, the Parent shall receive from the Company evidence that the Company's and each ERISA Affiliate's (as applicable) 401 (k) plan has been terminated pursuant to resolutions of each such entity's Board of Directors (the form and substance of which resolutions shall be subject to review and approval of the Parent), effective as of the day immediately preceding the Effective Time.

INDEMNIFICATION; LITIGATION

        Pursuant to the Merger Agreement, from and after the Effective Time, Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers as of the Effective Time (the "Indemnified Parties"). The Restated Articles of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Restated Articles of Incorporation and Bylaws of the Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of three years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of the Company, unless such modification is required by law. For a period of three years after the Effective Time, Parent will cause the Surviving Corporation to use its commercially reasonable efforts to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy on terms comparable to those applicable to the current directors and officers of the Company;

provided, however, that in no event will Parent or the Surviving Corporation be required to expend in excess of 150% of the annual premium currently paid by the Company for such coverage (or such coverage as is available for such 150% of such annual premium).

        The Merger Agreement provides that the Company shall give Parent the opportunity to participate m me defense or settlement of any shareholder litigation against the Company and its directors relating to any of the transactions contemplated by the Merger Agreement until the purchase of the Shares pursuant to the Offer, and thereafter, shall give Parent the opportunity to direct the defense of such litigation and, if Parent so chooses to direct such litigation, Parent shall give the Company and its directors an opportunity to participate in such litigation; provided, however, that no settlement of such litigation shall be agreed to without Parent's consent; and provided further that no settlement requiring a payment by a director shall be agreed to without such director's consent.

EMPLOYMENT AGREEMENTS

        In accordance with the Merger Agreement, the Company entered into employment agreements with each of Kevin B. Vitale, Richard P. Fox, Craig E. Shank and Kerry D. Palmer.

TERMINATION; FEES AND EXPENSES

        The Merger Agreement provides that it may be terminated and the transactions contemplated thereby may be abandoned at any time prior to the Effective Time, whether before or after approval by the shareholders of the Company by mutual written agreement of the Boards of Directors of Parent and the Company.

                 INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

        The following information is being furnished to holders of the common stock, no par value (the "Common Stock"), of the Company, in connection with the possible designation by Parent, of at least a majority of the board of directors of the Company pursuant to the terms of the Merger Agreement, by and among the Company, Parent and Purchaser.

        Pursuant to the Merger Agreement, the Purchaser commenced a tender offer (the "Offer") to purchase all of the outstanding shares of the Common Stock. Upon completion of, and in accordance with, the Offer, on November 24, 1999, the Purchaser acquired 9,104,225 shares of Common Stock, representing 89.2% of the outstanding Common Stock. The Merger Agreement provides that promptly following the acquisition by the Purchaser pursuant to the Offer of not less than fifty-one percent (51%) of the shares of Common Stock outstanding on a fully diluted basis, Parent shall be entitled to designate a majority of the members of the Company's Board of Directors. In addition, pursuant to the terms of the Merger Agreement, the Company has agreed to, upon the request of Parent, increase the size of its Board of Directors and/or secure resignations to enable Parent's designees to be elected to the Board of Directors.

        The information contained herein concerning the Purchaser has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of any such information.

                        VOTING SECURITIES OF THE COMPANY

        As of December 2, 1999 there were issued and outstanding 10,203,324 shares of Common Stock, each of which entitles the holder to one vote.

                               BOARD OF DIRECTORS,
                  ACQUISITION DESIGNEES AND EXECUTIVE OFFICERS

BOARD BIOGRAPHICAL INFORMATION

        Certain information concerning directors of the Company as of December 2, 1999 is set forth below:

NAME                              AGE                       PRINCIPAL OCCUPATION
----                              ---                       --------------------
Robert J. Frankenberg..........   52    Chairman of the Board of Directors Wall Data; President and
                                        Chief Executive Officer of Encanto Networks, Inc.
Jeffrey A. Heimbuck............   53    Former President and Chief Executive Officer of Inmac
                                        Corporation
Henry N. Lewis.................   60    Managing Director and Principal of Computer Ventures Group
                                        Limited
David F. Millet................   55    Managing Director of Gemini Investments
Steve Sarich, Jr...............   78    President of 321 Investment Co. and President of C.S.S.
                                        Management Co.
Bettie A. Steiger..............   65    President and Founder of Steiger Associates
Kevin B. Vitale................   42    President and Chief Executive Officer
Richard P. Fox.................   52    Vice President Finance, Chief Financial Officer and Treasurer

        Robert J. Frankenberg has been Chairman of the Board since August 1997 and a Director of the Company since December 1996. Since June 1997, Mr. Frankenberg has been President and Chief Executive Officer of Encanto Networks, Inc., a company that develops and markets Internet products. Mr. Frankenberg was Chief Executive Officer and President of Novell, Inc. from April 1994 to August 1996, and Chairman of the Board of Novell, Inc. from August 1994 to August 1996. From February 1991 to April 1994 he was Vice President, General Manager of Hewlett-Packard Company's ("H-P") Personal Information Products Group. Prior to February 1991 he led H-P's Information Networks Group and Information Systems Group. Mr. Frankenberg currently serves on the Board of Directors of Caere Corporation, Daw Technologies, Inc., Electroglas, Inc., National Semiconductor Corporation and Secure Computing Corporation. Mr. Frankenberg also serves on the advisory board of the Sundance Film Festival and the Board of Trustees of Westminster College.

        Jeffrey A. Heimbuck has been a Director of the Company since December 1996. From July 1992 through July 1996, Mr. Heimbuck was President and Chief Executive Officer of Inmac Corporation. Prior to Inmac Corporation, he was President of Quantum Commercial Products, a division of Quantum Corporation, manufacturer of Winchester disk drives.

        Henry N. Lewis has been a Director of the Company since January 1993. Since 1976, Mr. Lewis has been a Managing Director and a principal in Computer Ventures Group Limited, a London-based investment company investing primarily in the computer industry. Mr. Lewis is also a director of Action Computer Supplies Limited, Action Computer Supplies Holdings, p.1.c. and CVG Investments Limited.

        David F. Millet has been a Director of the Company since October 1992. Since 1997, he has served as Managing Director of Gemini Investors, a private investment firm, and since 1988, he has also served as President of Chatham Venture Corporation, an investment advisory company. He is also President and a director of Thomas Emery & Sons, LLC, a private investment company, and Chairman of Holographix, Inc., a manufacturer of holographic optical components and systems. Mr. Millet is also a director of View Tech, Inc., National Telemanagement Corporation and Mohawk Metal Products.

        Steve Sarich, Jr. has been a Director of the Company since June 1991. He has been President of 321 Investment Co., a venture capital company, since 1980 and President of C.S.S. Management Co., a management company, since 1986. Mr. Sarich is also a director of Cyclopss Corporation and Flo Scan Instrument Company.

        Bettie A. Steiger has been a Director of the Company since May 1995. She is President and Founder of Steiger Associates, a consulting firm which specializes in business management and strategic marketing. From June 1988, Ms. Steiger served in various capacities at Xerox Corporation ("Xerox"). She served as a Principal for Xerox's Market and Technology Innovation Group ("MTI") from June 1992 until July 1998. MTI sponsors new business initiatives for Xerox based on emerging technologies invented at Xerox. From December 1990 to June 1992, Ms. Steiger was Worldwide Marketing Resident at Xerox's Palo Alto Research Center. Formerly, Ms. Steiger was Vice President, Videotex, of the Gartner Group and the Executive Director of the Association for Information and Image Management. She is a founding member of Source Telecomputing Corporation ("The Source"). Ms. Steiger is also a director of Alumnae Resources, ISIM, Inc., PubWeb.com, Inc., and B-Linked, Inc.

        Kevin B. Vitale has been President and Chief Executive Officer since August 1999 and a Director since July 1997. He served as Chief Operating Officer of the Company since July 1997, as Executive Vice President of the Company from April 1996 to July 1997 and Vice President, Operations and Services from July 1993 to April 1996. Prior to joining the Company, Mr. Vitale was Vice President, Corporate Quality and Customer Service of NetFRAME Systems Incorporated from July 1989 to July 1993. Mr. Vitale also serves as a director and the chairman of the Long Range Planning Committee for the Washington Software Association. He is also a founding member of the Technical Support Alliance Network ("TSANet"), where he served as a board member and Treasurer for the past four years.

        Mr. Fox has been a Director since September 1999 and Vice President Finance, Chief Financial Officer and Treasurer of the Company since April 1998. Immediately prior to joining the Company, Mr. Fox was Senior Vice President of PACCAR Inc. from March 1997 to January 1998. Prior to that, he was with Ernst & Young LLP, becoming a partner in 1979. His last position was managing partner of the firm's Seattle office. Mr. Fox serves on the Board of Trustees of the Seattle Repertory Theatre and the Seattle Repertory Theatre Foundation.

RIGHT TO DESIGNATE DIRECTORS; PARENT DESIGNEES

        The Merger Agreement provides that promptly upon the purchase by the Purchaser pursuant to the Offer of such number of Shares which satisfies the Minimum Condition (as defined in the Merger Agreement), Parent shall be entitled to designate a majority of the number of members of the Board. The Company will, upon request of Parent, promptly increase the size of the Board and/or secure the resignations of such number of its incumbent directors as is necessary to enable the nominees designated by Parent to be elected to the Board.

        To date, Parent has not provided the Company with the names of persons it intends to nominate.

BOARD COMMITTEES AND MEETINGS

        During the last fiscal year, there were six meetings of the Board of Directors. All Directors attended at least 75% of the meetings of the Board of Directors and of the committees of which they were members.

        The Board of Directors has established an Acquisition Committee, an Audit Committee, a Compensation Committee and a Nominating Committee. Each of these committees is responsible to the full Board of Directors. The functions performed by these committees are summarized below.

        Acquisition Committee. The Acquisition Committee formulates the Company's acquisition strategy for review and approval by the Board of Directors. The members of this committee are Mr. Frankenberg, Mr. Fox and Mr. Vitale. The Acquisition Committee met once in the last fiscal year.

        Audit Committee. The Audit Committee reviews the scope and results of the annual independent audit of the Company's books and records and reviews the Company's finance and accounting policies. The members of this committee are Mr. Lewis, Mr. Heimbuck and Mr. Millet. The Audit Committee met four times in the last fiscal year.

        Compensation Committee. The Compensation Committee administers certain of the Company's incentive compensation plans and establishes certain policies relating to such plans and other compensation and benefit matters. This committee also establishes salaries, incentives and other forms of compensation for executive officers. The members of this committee are Ms. Steiger, Mr. Frankenberg, Mr. Millet and Mr. Sarich. The Compensation Committee met six times in the last fiscal year.

        Nominating Committee. The Nominating Committee makes recommendations to the Board of Directors regarding the size and composition of the Board of Directors and nominees for Director. The members of this committee are Mr. Lewis and Ms. Steiger.

The Nominating Committee met once in the last fiscal year. The Nominating Committee does not consider nominees recommended by security holders.

DIRECTORS' COMPENSATION

        Directors who are employees of the Company do not receive any fee for their services as Directors. Directors who are not employees of the Company are paid a $10,000 annual retainer plus $1,000 per meeting and $500 per telephonic meeting of the Board of Directors and are reimbursed for their expenses incurred in attending meetings. Non-employee Directors who are members of a committee of the Board are paid $1,000 per committee meeting and $500 per telephonic meeting and are reimbursed for their expenses incurred in attending committee meetings. In addition, Mr. Frankenberg receives an annual cash retainer of $50,000 per year for his services as Chairman of the Board.

        Non-employee Directors are compensated for service on the Boards of Directors of subsidiaries of the Company. They are paid an annual retainer of $10,000 and $1,000 per day for attending subsidiary Board or committee meetings that are not held on the same day as a Company Board or Committee meeting at which the Director is in attendance. The Company compensates Directors for services rendered at the request of the Company other than at or in preparation for Board of Directors meetings or Committee meetings at the rate of $1,000 per diem. In the fiscal year ending April 30, 1999, no payments were made for such services.

        Non-employee Directors also receive stock option grants under the Company's 1993 Stock Option Plan for Non-Employee Directors (the "Directors Plan"). Each new non-employee Director upon election or appointment to the Board of Directors receives an initial option to purchase 10,000 shares of Common Stock at an exercise price equal to the fair market value per share of Common Stock on the grant date. In addition, each non-employee Director automatically receives an annual grant of options to purchase 2,500 shares of Common Stock at each annual meeting of shareholders at which he or she is reelected or continues as a Director at an exercise price per share equal to the fair market value per share of Common Stock on the grant date. Options granted to non-employee Directors upon their initial appointment or election will become fully vested and exercisable four years from the date of grant, with 25% of the total option becoming fully vested and exercisable on the first anniversary date of the grant and 2.0833% becoming fully vested and exercisable each month thereafter. The annual options granted as of each annual meeting of shareholders (including the 1999 Annual Meeting) will vest and become exercisable upon the date of the next annual meeting of shareholders. Options granted under the Directors Plan generally expire five years from the grant date.

        In addition, in consideration of Mr. Frankenberg's assumption of the position of Chairman of the Board, Mr. Frankenberg received a one-time option under the Directors Plan to purchase 30,000 shares of Common Stock at an exercise price equal to the fair market value per share of Common Stock on October 28, 1997, the grant date. This option vests over three years, one-third at each anniversary date, so long as Mr. Frankenberg continues serving as Chairman of the Board. This option terminates six years from the date of grant, except that early termination shall be based on Mr. Frankenberg's service as the Company's outside Chairman of the Board rather than on his service as a director.

        EXECUTIVE OFFICERS

    Certain information concerning executive officers of the Company as of December 2, 1999 is set forth below:

NAME                         AGE             PRINCIPAL OCCUPATION
----                         ---             --------------------
Kevin B. Vitale............  42    President and Chief Executive Officer
Richard P. Fox.............  52    Vice President Finance, Chief Financial Officer and Treasurer
Craig E. Shank.............  40    Vice President, General Counsel and Secretary
Roger C. Fairchild.........  51    Vice President, Worldwide Sales and Service
Kerry D. Palmer............  47    Corporate Controller and Assistant Secretary

        Mr. Vitale has been President and Chief Executive Officer of the Company since August 1999 and a director since July 1997. He served as Chief Operating Officer of the Company since July 1997, as Executive Vice President of the Company from April 1996 to July 1997 and Vice President, Operations and Services from July 1993 to April 1996. Prior to joining the Company, Mr. Vitale was Vice President, Corporate Quality and Customer Service of NetFRAME Systems Incorporated from July 1989 to July 1993. Mr. Vitale also serves as a director and the chairman of the Long Range Planning Committee for the Washington Software Association.

He is also a founding member of the Technical Support Alliance Network, where he served as a board member and Treasurer for the past five years.

        Mr. Fox has been a director since September 1999 and Vice President Finance, Chief Financial Officer and Treasurer of the Company since April 1998. Immediately prior to joining the Company, Mr. Fox was Senior Vice President of PACCAR Inc. from March 1997 to January 1998. Prior to that, he was with Ernst & Young LLP, becoming a partner in 1979. His last position was managing partner of the firm's Seattle office. Mr. Fox serves on the Board of Trustees of the Seattle Repertory Theatre Foundation.

        Mr. Shank joined the Company as General Counsel in March 1998 and was elected Vice President, General Counsel and Secretary of the Company in May 1998. Prior to joining the Company, he was a lawyer with the Perkins Coie LLP law firm from November 1986 to May 1998, becoming a partner in January 1993.

        Mr. Fairchild has been Vice President, Worldwide Sales and Service since September 1999. Prior to that, he held positions of Vice President, Customer Service and Vice President, Internet Business Development since joining the Company in October 1997. From September 1994 through September 1997, Mr. Fairchild was Vice President, Sales and Marketing at Muzak Limited Partnership.

        Mr. Palmer joined the Company in December 1988 and has served as Corporate Controller and Assistant Secretary since October 1994.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

        The following table sets forth certain information, as of December 2, 1999, known to the Company regarding the beneficial ownership of Common Stock by
(i) each person known to the Company to be the beneficial owner of more than 5% of the outstanding Common Stock; (ii) each director of the Company; (iii) each of the Company's executive officers who earned in excess of $100,000 from the Company during fiscal 1998 (together, the "Named Officers"); and (iv) all directors and executive officers as a group. The business address of each of the following persons is 11332 N.E. 122nd Way, Kirkland, Washington 98034. The following table does not reflect the effect of accelerated vesting as a result of the Offer.

                                                           AMOUNT AND
                                                            NATURE OF      PERCENT OF
                                                           BENEFICIAL     COMMON STOCK
NAME AND ADDRESS OF BENEFICIAL OWNER                        OWNERSHIP    OUTSTANDING(1)
------------------------------------                       ----------    --------------
NetManage Acquisition Corporation(2)...............        9,104,225          89.2%
Robert J. Frankenberg(3)...........................           36,249              *
Jeffrey A. Heimbuck(4).............................           11,249              *
Henry N. Lewis(5)..................................            7,291              *
David F. Millet(6).................................            7,291              *
Steve Sarich, Jr.(7)...............................            7,291              *
Bettie A. Steiger(8)...............................           14,041              *
Kevin B. Vitale(9).................................          131,166           1.3%
Richard P. Fox(10).................................           54,997              *
Craig E. Shank(11).................................           18,933              *
All directors and officers as a group (11
  persons)(12).....................................          322,049            3.1%

----------

*       Less than 1%.

(1) Percentage ownership is based upon 10,203,324 shares of Common Stock outstanding as of December 2, 1999.

(2)     Based on publicly available information as of December 2, 1999.

(3) Includes options for 36,249 shares of Common Stock that are exercisable within 60 days of December 2, 1999.

(4) Represents options for 11,249 shares of Common Stock that are exercisable within 60 days of December 2, 1999.

(5) Represents options for 7,291 shares of Common Stock that are exercisable within 60 days of December 2, 1999.

(6) Represents 7,291 shares of Common Stock that are exercisable within 60 days of December 2, 1999.

(7) Represents options for 7,291 shares of Common Stock that are exercisable within 60 days of December 2, 1999.

(8) Includes options for 11,041 shares of Common Stock that are exercisable within 60 days of December 2, 1999.

(9) Includes options for 128,166 shares of Common Stock that are exercisable within 60 days of December 2, 1999.

(10) Includes options for 32,810 shares of Common Stock that are exercisable within 60 days of December 2, 1999, and 2,187 shares of Common Stock purchased pursuant to the Company's Employee Stock Purchase Plan.

(11) Includes options for 18,333 shares of Common Stock that are exercisable within 60 days of December 2, 1999.

(12) Includes options for 288,449 shares of Common Stock that are exercisable within 60 days of December 2, 1999.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

        The following table sets forth all compensation received by the Named Officers for the following periods: (1) the fiscal year ended April 30, 1999 ("Fiscal 1999"), (2) the four-month period from January 1, 1998 transitioning the Company's fiscal year from a calendar year to a fiscal year ending April 30 (the "1998 Four-Month Period"), (3) the fiscal year ended December 31, 1997 ("Fiscal 1997") and (4) the fiscal year ended December 31, 1996 ("Fiscal 1996"). This information includes the dollar values of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred. The Company does not grant stock appreciation rights and has no long-term compensation benefits other than stock options.

                                                                                LONG-TERM
                                                                              COMPENSATION
                                                                                 AWARDS
                                            1998 FOUR-MONTH PERIOD AND        ------------
                                                ANNUAL COMPENSATION            SECURITIES
                                        ----------------------------------     UNDERLYING      ALL OTHER
                                                       SALARY      BONUS         OPTIONS     COMPENSATION
NAME AND PRINCIPAL POSITION                   YEAR       ($)       ($)(1)          (#)         ($)(2)
---------------------------                   ----   ----------    -------    -------------  ------------
Kevin B. Vitale.....................          1999    $280,417     $   101        74,000         $1,112
President and Chief Executive                4 mos      70,000         -0-           -0-            602
Officer                                       1997     203,750      37,976        65,000            306
                                              1996     175,000      55,000        30,000            198
John R. Wall........................          1999     333,333         101       117,000          1,112
President and Chief Executive                4 mos      75,000         -0-           -0-            602
Officer(3)

                                              1997     218,750      40,689        80,000            306
                                              1996     193,750      55,000        52,500(4)         198
Richard P. Fox......................          1999     200,000         101        10,000          1,671
Vice President Finance,                      4 mos      43,747         -0-           -0-             64
Chief Financial Officer and
Treasurer(5)

Barry Horn..........................          1999     154,799      81,947           -0-          1,694
Vice President Worldwide Sales(6)            4 mos      58,333         -0-        10,000            950
                                              1997      43,750      32,108        40,000            216
Craig E. Shank......................          1999     185,000         101           -0-            234
Vice President, General Counsel              4 mos      54,110         -0-        40,000            602
and Secretary(7)

----------

(1) In 1999, for all officers except Mr. Horn, such amounts represent payments under the Company's Holiday Bonus Program, in which all of the Company's employees participate; with respect to Mr. Horn, $81,896 represents sales incentive bonuses and $101 represents a holiday bonus. With respect to prior periods, such bonus amounts represent payments under the Company's Management Incentive Plan.

(2) For all officers, amounts represent group term life premiums paid by the Company during Fiscal 1999, the 1998 Four-Month Period, Fiscal 1997 and Fiscal 1996, a $500 travel benefit for each of the officers' spouses during the 1998 Four-Month Period and a $777 travel benefit for each of the officers' spouses, with the exception of Mr. Shank's spouse, during Fiscal 1999.

(3) Mr. Wall resigned his position as President and Chief Executive and resigned from the board of directors in August, 1999.

(4) Options granted in 1996 include the repricing of options granted in 1994 that were canceled in connection with an exchange of options with exercise prices in excess of the then fair market value for new options with exercise prices equal to the then fair market value.

(5)     Mr. Fox's employment with the Company commenced April 8, 1998.

(6) Mr. Horn's employment with the Company commenced on October 3, 1997 and terminated on February 26, 1999.

(7)     Mr. Shank's employment with the Company commenced March 30, 1998.

STOCK OPTION GRANTS DURING FISCAL 1999

        The following table sets forth information concerning the grant of stock options during Fiscal 1999 to the named executive officers.

                        OPTION GRANTS DURING FISCAL 1999

                                                INDIVIDUAL GRANTS
                               ---------------------------------------------------
                                               PERCENT OF                                          POTENTIAL REALIZABLE VALUE
                                NUMBER OF         TOTAL                     FAIR                   AT ASSUMED ANNUAL RATES OF
                               SECURITIES        OPTIONS                   MARKET                   STOCK PRICE APPRECIATION
                               UNDERLYING      GRANTED TO   EXERCISE      VALUE ON                    FOR OPTION TERM(4)(5)
                                 OPTIONS      EMPLOYEES IN   PRICE         DATE OF    EXPIRATION   ---------------------------
NAME                           GRANTED(#)      FISCAL 1999   ($/SH)         GRANT        DATE        5%($)           10%($)
----                           ----------     ------------  ---------     --------    ----------   ---------       ----------
John R. Wall..............      75,000(1)           9.1%     $13.69           --          --       $  645,718      $1,636,375
                                42,000(2)           5.1       13.69           --          --        1,097,488       2,088,145
Kevin B. Vitale...........      50,000(1)           6.0       13.69           --          --          430,478       1,090,917
                                24,000(2)           2.9       13.69           --          --          786,418       1,446,857
Richard P. Fox............      10,000(3)           1.2       13.69           --          --           86,096         218,183
Barry Horn................          --               --          --           --          --               --              --
Craig E. Shank............          --               --          --           --          --               --              --

----------

(1) Option becomes fully vested and exercisable four years from December 16, 1998, with 25% of the total option becoming fully vested and exercisable on December 16, 1999 and 2.0833% becoming fully vested and exercisable each month thereafter so long as employment with the Company continues. Upon the occurrence of certain business combination transactions, the exercisability of the options is accelerated.

(2) Option becomes fully vested and exercisable four years from May 20, 1998, with 25% of the total option becoming fully vested and exercisable on May 20, 1999 and 2.0833% becoming fully vested and exercisable each month thereafter so long as employment with the Company continues. Upon the occurrence of certain business combination transactions, the exercisability of the options is accelerated.

(3) Option becomes fully vested and exercisable four years from April 8, 1998, with 25% of the total option becoming fully vested and exercisable on April 8, 1999 and 2.0833% becoming fully vested and exercisable each month thereafter so long as employment with the Company continues. Upon the occurrence of certain business combination transactions, the exercisability of the options is accelerated.

(4) The dollar amounts under these columns are the result of calculations at the 5% and 10% rates required by applicable regulations of the SEC and are therefore not intended to forecast possible future appreciation, if any, of the Common Stock price. Assumes all options are exercised at the end of their respective 10-year terms. Actual gains, if any, on stock option exercises depend on the future performance of the Common Stock and overall stock market conditions, as well as the option holders' continued employment through the vesting period. The amounts reflected in this table may not be achieved.

(5) The increase in the market value of the holdings of all of the Company's shareholders over a 10-year period, based on 10,151,162 shares of Common Stock outstanding as of April 30, 1999, at assumed annual rates of appreciation of 5% and 10% from a base price of $15.625 per share (the closing market price as of April 30, 1999), would be $99,750,176 and $252, 786, 530, respectively.

OPTION EXERCISES DURING FISCAL 1999

        The following table sets forth information concerning the exercise of stock options during Fiscal 1999 by the named executive officers, and their options outstanding at the end of Fiscal 1999.

                 AGGREGATED OPTION EXERCISES DURING FISCAL 1999
                        AND FISCAL YEAR-END OPTION VALUES

                                                                  NUMBER OF SECURITIES
                                                                 UNDERLYING UNEXERCISED              VALUE OF UNEXERCISED
                                                                      OPTIONS AT                     IN-THE-MONEY OPTIONS
                           SHARES                                  FISCAL YEAR-END(#)              AT FISCAL YEAR-END($)(1)
                         ACQUIRED ON       VALUE             ------------------------------     --------------------------------
NAME                     EXERCISE(#)     REALIZED($)         EXERCISABLE      UNEXERCISABLE     EXERCISABLE       UNEXERCISABLE
----                     -----------     -----------         -----------      -------------     -----------       -------------
John R. Wall                225,000       $3,076,875            62,499           227,834          $ 48,590          $397,364
Kevin B. Vitale                 -0-              -0-            68,276           168,976            48,025           285,498
Richard P. Fox                  -0-              -0-            18,750            56,250            11,953            35,859
Barry Horn                      -0-              -0-            13,332            36,668               -0-             4,375
Craig E. Shank                  -0-              -0-            10,833            29,167             4,739            12,761

----------

(1) Amounts equal the closing price of the Common Stock on April 30, 1999 ($15.625 per share), less the option exercise price, multiplied by the number of shares exercisable or unexercisable.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

        The Company's executive compensation program is administered by the Compensation Committee, which is comprised of four non-employee Directors. The Compensation Committee works with management to develop compensation plans for the Company and is responsible for determining the compensation of each executive officer and reporting such compensation to the Board of Directors.

        The Company's executive compensation program is designed to align executive compensation with the Company's business objectives and the executive's individual performance, and to enable the Company to attract, retain and reward executive officers who contribute, and are expected to continue to contribute, to the Company's long-term success. In establishing executive compensation, the Compensation Committee is guided by the following principles:
(i) the total compensation for executive officers should be sufficiently competitive with the compensation paid by other high-growth companies in the software industry for officers in comparable positions so that the Company can attract and retain qualified executives and (ii) individual compensation should include components that reflect the financial performance of the Company and the performance of the individual.

        The compensation of the Company's executive officers consists of a combination of base salary, bonuses and equity-based compensation. In general, the Company's compensation program favors bonuses based on operating profit and individual merit as opposed to salary increases. The Compensation Committee believes that executive compensation should be designed to motivate executives to increase shareholder value, and further believes that executive officers can best increase shareholder value through the Company's operating profit by conceiving, developing and positioning the best products in the Company's chosen markets. The Compensation Committee has also focused on maintaining total compensation packages that are adequate to retain executives for the Company.

        Compensation payments in excess of $1 million to the Chief Executive Officer or the other four most highly compensated executive officers are subject to a limitation on deductibility for the Company under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Certain performance-based compensation is not subject to the limitation on deductibility. The Compensation Committee does not expect cash compensation in fiscal 1999 to its Chief Executive Officer or any other executive officer to be in excess of $1 million. The Company's 1993 Plan is designed to qualify for the performance-based exception to the $1 million limitation on deductibility of compensation payments.

        Base Salary. The Compensation Committee sets the base salary for executive officers by reviewing the salaries for comparable positions in high-growth companies in the Company's industry, the historical compensation levels of the Company's executives and the executive's individual performance in the preceding year (based on the factors discussed under "Merit Bonus Program" below).

The Compensation Committee utilizes salary surveys for reference purposes, but its salary determinations are not subject to specific criteria. For 1995 and 1996, base salary for Mr. Wall also reflected the Company's obligations under his employment agreement. See "Employment Contracts, Termination of Employment and Change of Control Arrangements." In fiscal 1999, the base salaries of the executive officers as a group were increased, based in part on the individual contributions of the executives and in part on the need to retain key executives, at an average rate of approximately 16.6%.

        Merit Bonus Program. Each year the Compensation Committee adopts a management incentive plan that reflects the Compensation Committee's belief that a portion of each executive officer's and other manager-level participant's compensation should be tied to the achievement by the Company of its profit goals and by each executive officer of his or her individual performance goals. The 1999 Executive Incentive Plan (the "1999 Incentive Plan"), set operating profit goals and a merit bonus pool. In addition, the 1999 Incentive Plan provided for both an increase and a decrease in the merit bonus pool as a function of the Company's actual operating profit. Under the 1997 Incentive Plan, executive officers are entitled to receive a bonus of between 40% and 50% of base salary if the Company achieved its profit goals for Fiscal 1999 and the individual executive met or exceeded his or her performance expectations. Based on the Company's performance during Fiscal 1999, the bonus pool was not funded and the executive officers did not receive a bonus.

        Stock-Based Compensation. Awards of stock options under the Company's stock option plans are designed to more closely tie the long-term interests of the Company's executives with those of its shareholders and to assist in the retention of executives. The Compensation Committee selects the executive officers, if any, to receive stock options and determines the number of shares subject to each option. The Compensation Committee's determination of the size of option grants is generally intended to reflect an executive's position with the Company and his or her contributions to the Company. Options generally have a four-year vesting period to encourage key employees to continue in the Company's employ. The Compensation Committee reviews the outstanding unvested options of the key executives from time to time and may grant additional options to encourage the retention of key executives. In fiscal 1999, a total of 201,000 options were granted to the executive officers.

        Chief Executive Officer Compensation. The compensation for Mr. Wall, the Company's former Chief Executive Officer, was determined based on the same policies and criteria as the compensation for the other executive officers. The Compensation Committee reviewed Mr. Wall's base salary and increased it to $325,000 from its 1998 level of $219,000. The Compensation Committee continued to utilize the 1999 Incentive Plan to tie Mr. Wall's compensation to shareholder value by encouraging him to meet and exceed the goals set forth in the Company's operating profit plan. The Compensation Committee also granted to Mr. Wall options to purchase 117,000 shares in fiscal 1999.

                  The Compensation Committee
                  Bettie A. Steiger
                  Robert J. Frankenberg
                  David F. Millet
                  Steve Sarich, Jr.

STOCK PRICE PERFORMANCE

        The graph set forth below compares the cumulative total return on the Common Stock with the cumulative total returns of the NASDAQ Total U.S. Index and the NASDAQ Computer and Data Processing Index, resulting from an initial assumed investment of $100 in each and assuming the reinvestment of any dividends, for the period beginning on the date of the Company's initial public offering on March 15, 1993 and ending on April 30, 1999. Stock price performance shown in the Performance Graph for the Common Stock is historical and not necessarily indicative of future price performance.

                                PERFORMANCE GRAPH
                   COMPARISON OF CUMULATIVE TOTAL RETURN AMONG
                     WALL DATA, NASDAQ TOTAL U.S. INDEX AND
                    NASDAQ COMPUTER AND DATA PROCESSING INDEX

                               [PERFORMANCE GRAPH]

                       NASDAQ COMPUTER AND             NASDAQ
                      DATA PROCESSING INDEX       TOTAL U.S. INDEX  WALL DATA
                      ---------------------       ----------------  ---------
    3/15/93                   100.00                    100.00       100.00
   12/31/93                   100.00                    112.00       176.00
   12/31/94                   122.00                    109.00       175.00
   12/31/95                   185.00                    155.00        73.00
   12/31/96                   229.00                    190.00        66.00
   12/31/97                   281.00                    233.00        60.00
    4/30/98                   374.00                    277.00        68.00
    4/30/99                   571.00                    376.00        69.00

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL
ARRANGEMENTS

        In January 1999, the Company entered into Employment and Change of Control Agreements with each of Messrs. Wall, Vitale, Fox and Shank (the "Executives"). Each agreement provides that the Executive will be employed by the Company for a term of two years, with an automatic renewal for successive one-year terms unless cancelled upon twelve months' notice. Termination without cause or for good reason entitles the Executives to receive (1) two times base salary for Messrs. Wall and Vitale and one times base salary for Messrs. Fox and Shank, (2) a percentage of base salary equal to the Executive Incentive Plan percentage for the prior fiscal year and (3) COBRA premiums for eighteen months. In the event of termination due to change of control, the Executives will receive the benefits above, except that the salary multiple for Messrs. Wall and Vitale is two and one-half and for Messrs. Fox and Shank is one and one-half.

        Upon a merger (other than a merger of the Company in which the holders of Common Stock immediately prior to the merger have the same proportionate ownership of common stock in the surviving corporation immediately after the merger), consolidation, acquisition of property or stock, separation, reorganization (other than a mere reincorporation or the creation of a holding company) or liquidation of the Company, as a result of which the Company's shareholders receive cash, stock or other property in exchange for or in connection with their shares of Common Stock, options granted under the 1983 and the 1993 Amended and Restated Stock Option Plans will terminate (with certain exceptions), but the optionee will have the right immediately prior to any such merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation to exercise his or her option in whole or in part whether or not the vesting requirements set forth in the option agreement have been satisfied.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        On April 14, 1999, the Company loaned $860,000 to John R. Wall, the Company's former CEO, which loan is to be repaid by Mr. Wall in accordance with the terms of a promissory note by Mr. Wall in favor of the Company (the "Note"). The Note accrues interest at a rate of 5.28% per year. The accrued interest is due on April 15, 2000, April 15, 2001 and April 15, 2002, and the principal amount of the Note and any unpaid interest is due on April 15, 2003. The Note will become due and immediately payable upon any disposition by Mr. Wall of his shares of the Company's Common Stock. As of August 18, 1999, the entire principal amount remained outstanding.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires the Company's Directors and executive officers, and persons who own more than 10% of a registered class of the Company's securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, Directors and greater-than-10% shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

        To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, the Company believes that, during the year ended December 31, 1998, its executive officers, Directors and greater-than-10% shareholders complied with all Section 16(a) filing requirements.

                               DISSENTERS' RIGHTS

        Under Washington law, the Company's shareholders have the right to dissent from the merger and receive payment in cash for the fair value of their shares of the Company's common stock in lieu of the merger consideration of $9.00 net per share in cash without interest thereon for each share of the Company's common stock owned. To preserve their rights , the Company's shareholders who wish to exercise their statutory dissenters' rights must:

        - deliver to the Company before the shareholders' meeting written notice of their intent to demand payment for the fair value of their shares of the Company's common stock if the merger is effected; and

        - not vote their shares in favor of adoption and approval of the merger agreement and approval of the merger.

        MERELY VOTING AGAINST THE MERGER AGREEMENT AND THE MERGER WILL NOT PRESERVE YOUR DISSENTERS' RIGHTS. CHAPTER 23B.13 OF THE WASHINGTON BUSINESS CORPORATION ACT IS REPRINTED IN ITS ENTIRELY IN APPENDIX II TO THIS DOCUMENT. THE FOLLOWING DISCUSSION IS A SUMMARY OF THE MATERIAL TERMS OF THE LAW RELATING TO DISSENTERS' RIGHTS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO APPENDIX
II. THE SHAREHOLDERS OF THE COMPANY SHOULD REVIEW THIS DISCUSSION AND APPENDIX II CAREFULLY IF THEY WISH TO EXERCISE STATUTORY DISSENTERS' RIGHTS OR PRESERVE THEIR RIGHT TO DISSENT. FAILURE TO COMPLY WITH THE PROCEDURES DESCRIBED IN THIS DISCUSSION AND IN THE STATUTE WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

        A shareholder of the Company who wishes to exercise dissenters' rights generally must dissent with respect to all of the shares he or she owns or over which he or she has power to direct the vote. However, if a record shareholder is a nominee for several beneficial shareholders, some of whom wish to dissent and some of whom do not, then the record shareholder may dissent with respect to all the shares beneficially owned by any one person by notifying the Company in writing of the name and address of each person on whose behalf the record shareholder asserts dissenters' rights. A beneficial shareholder may assert dissenters' rights directly by submitting to the Company the record shareholder's written consent to the dissent and by dissenting with respect to all the shares of which the shareholder is the beneficial shareholder or over which the shareholder has power to direct the vote.

        A shareholder who does not deliver to the Company prior to the vote being taken at the Company's shareholders' meeting a written notice of the shareholder's intent to demand payment for the fair value of the shares will lose the ability to exercise dissenters' rights. Notice must be sent to Wall Data Incorporated, 11332 N.E. 122nd Way, Kirkland, Washington 98034, Attention:
Chief Executive Officer. In addition, a shareholder electing to exercise dissenters' rights must not vote in favor of adoption and approval of the merger agreement and approval of the merger.

        If the merger closes, the Company will, within 10 days after the effective time, deliver a written notice to all shareholders who properly exercised their dissenters' rights. This notice will, among other things:

        - state where the payment demand must be sent and where and when certificates must be deposited;

        - supply a form for demanding payment, which requires shareholders to certify that they acquired beneficial ownership of the shares before the date on which the merger was first announced;

        - set a date by which the Company must receive the payment demand, which date must be between 30 and 60 days after the Company delivers the notice to dissenting shareholders; and

        -       include another copy of Chapter 23B.13 of the WBCA.

        A shareholder wishing to exercise dissenters' rights must file the payment demand, certify as to whether beneficial ownership of the shares was acquired before the merger was announced, and deliver share certificates, in the manner and by the time set forth in the notice. Failure to do so will cause the loss of dissenters' rights.

        Within 30 days after the later of the effective time of the merger and the date the payment demand is received by the Company, the Company will pay each dissenter with properly perfected dissenters' rights the Company's estimate of the fair value of the shareholder's shares, plus accrued interest from the effective time. The Company is required to provide, along with this payment:

        - financial information relating to the Company, including a balance sheet, income statement and statement of changes in shareholders' equity for or as of a fiscal year ending not more than 16 months before the date of payment and its latest available interim financial statements, if any;

        - an explanation of how the Company estimated the fair market value of the shares;

        - an explanation of how the accrued interest was calculated, a statement of a dissenter's right to demand further payment if he or she is dissatisfied with the tendered payment; and

        - another copy of Chapter 23B.13 of the Washington Business Corporation Act.

        With respect to any dissenter who did not beneficially own the Company shares prior to the first public announcement of the merger, the Company may send an offer to make payment to the dissenter, conditioned upon the dissenter's agreement to accept the payment in full satisfaction of the dissenters' rights.

        A dissenter dissatisfied with the Company's estimate of the fair value may, within 30 days of payment or offer for payment by the Company, notify the Company in writing of the shareholder's estimate of the fair value of his or her shares and the amount of interest due, and demand payment of his or her estimate of the fair value of his or her shares. If the Company does not accept the dissenter's estimate and the parties do not otherwise settle on a fair value, Washington law requires that, within 60 days of the dissenter's demand for further payment, the Company start a proceeding in King County Superior Court and petition the court to determine the fair value of the shares and accrued interest, naming all the Company's dissenting shareholders whose demand remain unsettled as parties to the proceeding. The court may appoint one or more persons as appraisers to receive evidence and recommend the fair value of the shares of the Company. The dissenters will be entitled to the same discovery rights as parties in other civil actions. Each dissenter made a party to the proceeding will be entitled to judgment for the amount, if any, by which the court finds that the fair value of his or her shares, plus accrued interest, exceeds the amount, if any, previously paid to the dissenter by the Company. If the Company fails to institute a court action within the specified time period, it must pay the amount specified in the dissenter's demand.

        Court costs and appraiser's fees will be assessed against the Company, except that the court may assess these costs against some or all of the dissenters to the extent that it finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

        A shareholder entitled to dissent and obtain payment for his or her shares of the common stock of the Company under Washington law may not challenge the merger unless the Company fails to comply with the procedural requirements imposed by Washington law, the Company's articles of incorporation or the Company's bylaws or is fraudulent with respect to the shareholders of the Company.

        A shareholder's right to dissent will terminate if:

        -       the merger is terminated;

        - a court with proper jurisdiction enjoins or sets aside the merger; or

        - the shareholder withdraws demand for payment with the written consent of the Company.

        The Company's shareholders who dissent from the merger will generally recognize taxable gain or loss for federal income tax purposes. In view of the complexity of Chapter 23B.13 of the WBCA and potential tax implications, the Company's shareholders who may wish to dissent from the merger and pursue dissenters' rights should consult their tax and legal advisors.

                                                                      APPENDIX I


================================================================================




                                 PROJECT PANAMA




                          AGREEMENT AND PLAN OF MERGER



                                  By and Among


                                 NETMANAGE, INC.


                        NETMANAGE ACQUISITION CORPORATION


                                       and


                             WALL DATA INCORPORATED




                          Dated as of October 20, 1999



================================================================================

                                                                      APPENDIX I

                                TABLE OF CONTENTS

                                                                                               PAGE
                                                                                               ----
ARTICLE I THE TENDER OFFER....................................................................   1

        1.1    The Offer......................................................................   1
        1.2    Company Action.................................................................   3
        1.3    Directors......................................................................   4

ARTICLE II THE MERGER.........................................................................   4

        2.1    The Merger.....................................................................   4
        2.2    Effective Time.................................................................   5
        2.3    Effects of the Merger..........................................................   5
        2.4    Restated Articles of Incorporation.............................................   5
        2.5    Bylaws.........................................................................   5
        2.6    Directors......................................................................   5
        2.7    Officers.......................................................................   5
        2.8    Conversion of Shares...........................................................   5
        2.9    Dissenting Shares..............................................................   6
        2.10   Payment For Shares.............................................................   6
        2.11   No Further Rights or Transfers.................................................   7
        2.12   Supplementary Action...........................................................   8
        2.13   Closing........................................................................   8

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY.....................................   8

        3.1    Organization of the Company....................................................   8
        3.2    Company Capital Structure......................................................   9
        3.3    Obligations With Respect to Capital Stock......................................  10
        3.4    Authority......................................................................  10
        3.5    SEC Filings; the Company Financial Statements..................................  11
        3.6    Absence of Certain Changes or Events...........................................  12
        3.7    Taxes..........................................................................  12
        3.8    Title to Properties; Absence of Liens and Encumbrances.........................  14
        3.9    Intellectual Property..........................................................  14
        3.10   Compliance; Permits; Restrictions..............................................  17
        3.11   Litigation.....................................................................  17
        3.12   Brokers' and Finders' Fees.....................................................  18
        3.13   Employee Benefit Plans.........................................................  18
        3.14   Employees; Labor Matters.......................................................  18
        3.15   Environmental Matters..........................................................  19
        3.16   Year 2000 Compliance...........................................................  19
        3.17   Agreements, Contracts and Commitments..........................................  20
        3.18   Change of Control Payments.....................................................  21

                               TABLE OF CONTENTS
                                  (CONTINUED)

                                                                                               PAGE
                                                                                               ----
        3.19   Board Approval.................................................................  21
        3.20   Fairness Opinion...............................................................  21
        3.21   Chapter 23B.19 of the Washington Business Corporation Act Not Applicable.......  21
        3.22   Offer Documents; Proxy Statement...............................................  21

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER.............................  22

        4.1    Organization and Qualification.................................................  22
        4.2    Corporate Power, Authorization and Enforceability..............................  22
        4.3    No Conflict; Required Filings and Consents.....................................  22
        4.4    Schedule 14D-1.................................................................  23
        4.5    Available Funds................................................................  23

ARTICLE V COVENANTS...........................................................................  24

        5.1    Conduct of Business by the Company.............................................  24
        5.2    Access to Information; Confidentiality.........................................  26
        5.3    Proxy Material; Shareholders' Meeting..........................................  27
        5.4    No Solicitation; Break-up Fee..................................................  28
        5.5    Public Announcements...........................................................  29
        5.6    Notification of Certain Matters................................................  30
        5.7    Actions by Company.............................................................  30
        5.8    Officers' and Directors' Indemnification.......................................  30
        5.9    Employment Agreements..........................................................  31
        5.10   Additional Agreements..........................................................  31
        5.11   Other Actions by the Company...................................................  31
        5.12   Company Options................................................................  31
        5.13   Restated Employee Stock Purchase Plan..........................................  31
        5.14   Retirement Savings Plan Termination............................................  32
        5.14   The Effective Time.............................................................  32
        5.15   Stockholder Litigation.........................................................  32

ARTICLE VI CONDITIONS OF MERGER...............................................................  32

        6.1    Conditions to the Obligations of Each Party to Effect the Merger...............  32

ARTICLE VII TERMINATION, AMENDMENT AND WAIVER.................................................  33

        7.1    Termination....................................................................  33
        7.2    Procedure and Effect of Termination............................................  34
        7.3    Fees and Expenses..............................................................  34
        7.4    Amendment......................................................................  35
        7.5    Waiver.........................................................................  35

                               TABLE OF CONTENTS
                                  (CONTINUED)

                                                                                               PAGE
                                                                                               ----
ARTICLE VIII MISCELLANEOUS....................................................................  36

        8.1    Severability...................................................................  36
        8.2    Notices........................................................................  36
        8.3    Entire Agreement; No Third Party Beneficiaries; No Assignment..................  37
        8.4    Interpretation; Knowledge......................................................  37
        8.5    Counterparts...................................................................  38
        8.6    Other Remedies; Specific Performance...........................................  38
        8.7    Governing Law..................................................................  38
        8.8    Rules of Construction..........................................................  38
        8.9    WAIVER OF JURY TRIAL...........................................................  38

EXHIBIT A             Employment Agreements

EXHIBIT B             Required Third Party Consents

                          AGREEMENT AND PLAN OF MERGER

        THIS AGREEMENT AND PLAN OF MERGER (the "AGREEMENT") is made and entered into as of this 20th day of October, 1999, by and among NetManage, Inc., a Delaware corporation ("PARENT"), NetManage Acquisition Corporation, a Washington corporation and a wholly-owned subsidiary of Parent ("Purchaser"), and Wall Data Incorporated, a Washington corporation (the "COMPANY").

                                    RECITALS

        A. The Boards of Directors of Parent, Purchaser and the Company have each unanimously approved the terms and conditions of a merger of Purchaser with and into the Company (the "MERGER") upon the terms and subject to the conditions set forth herein.

        B. Pursuant to the Merger, Purchaser will acquire each issued and outstanding share of Common Stock of the Company at a price of $9.00 net per Share to the seller in cash and without interest thereon (the "OFFER PRICE"). In order to accomplish the Merger, Purchaser shall first commence a tender offer (the "OFFER") by Purchaser under Section 14(d)(1) of the Securities and Exchange Act of 1934, as amended (the "EXCHANGE ACT"), to purchase all outstanding shares of the Common Stock, no par value, of the Company (shares of the Common Stock are referred to herein as the "SHARES").

        C. The Board of Directors of the Company has unanimously resolved to recommend the acceptance of the Offer and approval of the Merger to the holders of Shares and determined that the consideration to be paid for each Share in the Offer and the Merger is fair to the holders of such Shares and that the Offer and the Merger are in the best interests of the holders of such Shares.

        NOW, THEREFORE, intending to be legally bound hereby, the parties agree as follows:

                                    ARTICLE I

                                THE TENDER OFFER

        1.1.    THE OFFER.

                (a) Provided that this Agreement shall not have been terminated pursuant to Section 7.1 and none of the events set forth in clause
(iii) of Annex I shall have occurred or be existing, Purchaser shall, and Parent shall cause Purchaser to, within five business days after the public announcement of the execution of this Agreement commence the Offer (within the meaning of Rule 14d-2 under the Exchange Act) at the Offer Price.

                (b) The obligations of Purchaser to consummate the Offer and to accept for payment and pay for any of the Shares tendered shall be subject to the conditions set forth on

Annex I, including that a minimum of not less than fifty-one percent (51%) of the Shares outstanding on a fully-diluted basis (including for purposes of such calculation all Shares issuable upon exercise of all vested and unvested stock options, and conversion of convertible securities or other rights to purchase or acquire Shares) being validly tendered and not withdrawn prior to the expiration of the Offer (the "MINIMUM CONDITION"). The per Share amount shall be net to the seller in cash, upon the terms and subject to the conditions of the Offer and subject to reduction for any applicable federal back-up or other applicable withholding or stock transfer taxes. The Offer shall remain open until 12:00 Midnight, New York City time, on November 24, 1999 (twenty (20) business days following the commencement of the Offer). As used in this Agreement, the "EXPIRATION DATE" means 12:00 Midnight, New York City time, on November 24, 1999, unless Purchaser extends the Offer as permitted by this Agreement, in which case the "Expiration Date" means the latest time and date to which the Offer is extended.

                (c) Purchaser expressly reserves the right in its sole discretion to waive any conditions to the Offer (other than the condition set forth in clause (ii) or (iii)(E) of Annex I), to increase the price per Share payable in the Offer, to extend the duration of the Offer, or to make any other changes in the terms and conditions of the Offer; provided, however, that no such change may be made which decreases the price per Share payable in the Offer, reduces the maximum number of Shares to be purchased in the Offer, imposes conditions to the Offer in addition to those set forth in Annex I or amends any other material terms of the Offer in a manner materially adverse to the Company's shareholders, and provided, further, that the Offer may not, without the Company's prior written consent, be extended beyond December 8, 1999 except as necessary to provide time to satisfy the conditions set forth in Annex I, and except that Purchaser may extend the Offer for up to 10 additional business days, if as of such date, there shall not have been tendered at least ninety percent (90%) of the outstanding Shares so that the Merger could be effected without a meeting of the Company's shareholders in accordance with applicable provisions of the Washington Business Corporation Act (the "WBCA").

                (d) The Offer shall be made by means of an offer to purchase (the "Offer to Purchase") containing the terms set forth in this Agreement and the conditions set forth in Annex I. Concurrently with the commencement of the Offer, Parent and Purchaser shall file with the Securities and Exchange Commission (the "SEC") a tender offer statement on Schedule 14D-1 reflecting the Offer (together with all exhibits, amendments and supplements thereto, the "SCHEDULE 14D-1"). The Company and its counsel shall be given an opportunity to review the Offer to Purchase and the Schedule 14D-1. Parent and Purchaser agree to provide the Company and its counsel with any comments which Parent, Purchaser or their counsel may receive from the SEC or the staff of the SEC with respect to such documents promptly after receipt thereof. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will purchase by accepting for payment and will pay for Shares validly tendered and not properly withdrawn, as promptly as practicable after the Expiration Date. The Schedule 14D-1 will contain or will incorporate by reference the Offer to Purchase (or portions thereof) and forms of the related letter of transmittal and summary advertisements (which Schedule 14D-1, Offer to Purchase and other documents, together with any supplements or amendments thereto, are referred to herein collectively as the "OFFER

DOCUMENTS"). Parent, Purchaser and the Company agree promptly to correct any information provided by any of them for use in the Offer Documents that shall have become false or misleading, and Parent and Purchaser further agree to take all steps necessary to cause the Schedule 14D-1 as so corrected to be filed with the SEC and the other Offer Documents as so corrected to be disseminated to the holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Offer Documents will, on the date filed, comply in all material respects with all provisions of applicable federal securities laws.

        1.2     COMPANY ACTION.

                (a) The Company hereby approves of and consents to the Offer and represents and warrants that (i) its Board of Directors has unanimously (A) determined that this Agreement and the transactions contemplated hereby, including each of the Offer and the Merger, are fair to and in the best interests of the holders of the Shares, (B) approved and adopted this Agreement and the transactions contemplated hereby and (C) resolved to recommend that the shareholders of the Company accept the Offer and approve and adopt this Agreement and the transactions contemplated hereby and thereby (provided, however, that subject to the provisions of Section 5.4 such recommendation may be withdrawn, modified or amended in connection with a Superior Proposal (as defined in Section 5.4)) and (ii) Bear, Stearns & Co. Inc. ("BANKER") has rendered to the Board of Directors of the Company its written opinion (which opinion is permitted to be included in writing in the Schedule 14D-9 (as defined in Section 1.2(b)), to the effect that the consideration to be received by the holders of Shares pursuant to each of the Offer and the Merger is fair to the holders of Shares from a financial point of view. The Company hereby consents to the inclusion in the Offer Documents of the recommendation of the Company's Board of Directors described in the first sentence of this Section 1.2(a), and has obtained the consent of Banker to the inclusion in the Schedule 14D-9 of a copy of the written opinion referred to in clause (ii) above.

                (b) The Company shall file with the SEC, concurrently with the filing by Parent and Purchaser of the Schedule 14D-1, a Solicitation/Recommendation Statement on Schedule 14D-9 under the Exchange Act relating to the Offer (together with all exhibits, amendments and supplements thereto as well as the Information Statement required pursuant to Section 14(f) under the Exchange Act, collectively the "SCHEDULE 14D-9"), which shall contain the recommendation of the Company's Board of Directors described in Section 1.2(a), and shall disseminate the Schedule 14D-9 as required by Rule 14d-9 promulgated under the Exchange Act. The Schedule 14D-9, and each amendment thereto, will, on the date filed, comply in all material respects with the provisions of applicable federal securities laws. The Company, Parent and Purchaser agree promptly to correct any information provided by any of them for use in the Schedule 14D-9 that shall have become false or misleading, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and the Schedule 14D-9 as so corrected to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. Parent and its counsel shall be given the opportunity to review and shall be reasonably satisfied with the
Schedule 14D-9 in the form in which such document is originally filed with the SEC, and all amendments and supplements thereto, prior to the time at which such documents and all documents related thereto are filed with the SEC. The Company shall provide Purchaser and its counsel with any comments the Company or its counsel may receive from the SEC with respect to the Schedule 14D-9 promptly after receipt of such comments.

                (c) The Company has been advised by all of its directors and executive officers, as of the date of this Agreement, each intends to tender all outstanding Shares beneficially owned by such person to Purchaser pursuant to the Offer unless to do so would subject such person to liability under Section 16(b) of the Exchange Act.

                (d) The Company shall promptly furnish Purchaser with mailing labels containing the names and addresses of all record holders of Shares and security position listings of Shares held in stock depositories, each of a recent date, and shall promptly furnish Purchaser with such additional information, including updated lists of shareholders, mailing labels and security position listings, and such other assistance as Parent, Purchaser or their agents may reasonably request in connection with communicating the Offer and any amendments or supplements thereto to the Company's shareholders. Subject to the requirements of applicable laws and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, Parent and Purchaser shall hold in confidence the information contained in any of such labels and lists.

        1.3 DIRECTORS. Promptly upon the acquisition by Purchaser pursuant to the Offer of such number of Shares which satisfies the Minimum Condition and from time to time thereafter, Parent shall be entitled to designate a majority of the members of the Company's Board of Directors, subject to compliance with
Section 14(f) of the Exchange Act. The Company shall, upon request by Parent, promptly increase the size of the Board of Directors to the extent permitted by its Restated Articles of Incorporation and/or secure the resignations of such number of directors as is necessary to enable Parent's designees to be elected to the Board of Directors and shall cause Parent's designees to be so elected. The Company shall take, at its expense, all action necessary to effect any such election, including mailing to its shareholders the information required by
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in form and substance reasonably satisfactory to Parent and its counsel. Following the election or appointment of Parent's designees pursuant to this Section 1.3 and prior to the Effective Time, any amendment or termination of this Agreement, extension for the performance or waiver of the obligations or other acts of Parent or Purchaser or waiver of the Company's rights hereunder, shall require the concurrence of a majority of the Company's directors (or the concurrence of the director, if there is only one remaining) then in office who are directors on the date hereof, or are directors (other than directors designated by Parent in accordance with this Section 1.3) designated by such persons to fill any vacancy (the "CONTINUING DIRECTORS").

                                   ARTICLE II

                                   THE MERGER

        2.1 THE MERGER. Upon the terms and subject to the conditions hereof and in accordance with the WBCA, Purchaser shall be merged with and into the Company as soon as practicable following the satisfaction or waiver, if permissible, of the conditions set forth in Article VI of this

Agreement. Following the Merger, the Company shall continue as the surviving corporation (the "SURVIVING CORPORATION") and the separate corporate existence of Purchaser shall cease. At the election of Parent or Purchaser, any direct or indirect wholly-owned subsidiary of Parent incorporated under the laws of Washington may be substituted for Purchaser as a constituent corporation in the Merger. As used herein, the term "PURCHASER" shall, upon such substitution, refer to any such substituted corporation.

        2.2 EFFECTIVE TIME. The Merger shall be consummated by and shall be effective at the time there has been filed as provided by Section 2.13 with the Secretary of State of the State of Washington the articles of merger in such form as is required by, and executed in accordance with, the relevant provisions of the WBCA, and such other documents as may be required by the provisions of the WBCA. The time of such filing is referred to as the "EFFECTIVE TIME."

        2.3 EFFECTS OF THE MERGER. The Merger shall have the effects set forth in applicable sections of the WBCA. As of the Effective Time, the Company shall be a wholly-owned subsidiary of Parent.

        2.4 RESTATED ARTICLES OF INCORPORATION. The Restated Articles of Incorporation of the Surviving Corporation shall be amended to contain the substantive provisions of the Articles of Incorporation of the Purchaser as in effect at the Effective Time.

        2.5 BYLAWS. The Bylaws of Purchaser, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation, until thereafter duly amended in accordance with applicable law.

        2.6 DIRECTORS. The directors of Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and will hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Restated Articles of Incorporation and Bylaws of the Surviving Corporation, as such instruments may be amended from time to time, either before or after the Effective Time, or as otherwise provided by law.

        2.7 OFFICERS. The officers of the Purchaser immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation. Such officers of the Surviving Corporation will hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Restated Articles of Incorporation and Bylaws of the Surviving Corporation, as such instruments may be amended from time to time, either before or after the Effective Time, or as otherwise provided by law.

        2.8     CONVERSION OF SHARES.

                (a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Purchaser, the Company or the holders of the Shares:

                        (i) Each Share issued and outstanding immediately prior to the Effective Time (other than Shares held, directly or indirectly, by Parent, Purchaser, the Company or any of their majority-owned subsidiaries, and any Dissenting Shares (as defined in Section 2.9)) shall automatically be canceled and extinguished and be converted into the right to receive $9.00, or such higher amount per Share as is paid pursuant to the Offer (the "MERGER CONSIDERATION"), in cash, without interest thereon.

                        (ii) Each Share issued and outstanding immediately prior to the Effective Time which is owned or held, directly or indirectly, by Parent, Purchaser, the Company or any of their majority-owned subsidiaries shall be canceled and extinguished and cease to exist, without any conversion thereof, and no payment shall be made with respect thereto.

                        (iii) Each holder (other than holders referred to in Section 2.8(a)(ii)) of a certificate representing any Shares shall after the Effective Time cease to have any rights with respect to such Shares, except either to receive the Merger Consideration upon surrender of such certificate, or to exercise such holder's appraisal rights as provided in Section 2.9 and the WBCA.

                        (iv) Each share of Common Stock of Purchaser issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and thereafter represent one validly issued, fully paid and nonassessable share of Common Stock of the Surviving Corporation.

        2.9 DISSENTING SHARES. Notwithstanding anything in this Agreement to the contrary, Shares which are outstanding immediately prior to the Effective Time and which are held by a holder who dissents from the Merger in the manner provided under the WBCA and becomes entitled to obtain payment for the fair value of such Shares pursuant to the applicable provisions of the WBCA ("DISSENTING SHARES") shall not be converted into a right to receive the Merger Consideration pursuant to Section 2.8, but the holders of Dissenting Shares shall instead be entitled to receive such consideration as shall be determined pursuant to the WBCA; provided, however, that Section 2.8 shall apply to Shares held by a dissenting shareholder who subsequently withdraws his or her demand for payment in the manner provided under the WBCA, fails to comply fully with the requirements of applicable provisions of the WBCA, or otherwise fails to establish the fair value of such holder's Shares under the WBCA, in which event such Shares shall be deemed to be converted into the right to receive the Merger Consideration pursuant to Section 2.8. The Company shall give Parent and Purchaser prompt notice of any written objection to the Merger and demand for payment of the fair value of Shares. Prior to the Effective Time, the Company shall not, except with the prior written consent of Purchaser, make any payment with respect to, or settle or offer to settle, any such demand for payment of the fair value of Shares. Each holder of Dissenting Shares shall have only such rights and remedies as are granted to such holder under the WBCA.

        2.10    PAYMENT FOR SHARES.

                (a) Prior to the Effective Time, Purchaser shall select and appoint a bank to act as agent for the holders of Shares (the "PAYING AGENT") to receive and disburse the Merger Consideration to which holders of Shares shall become entitled pursuant to Section 2.8. At the

Effective Time, Purchaser or Parent shall provide the Paying Agent with sufficient cash to allow the Merger Consideration to be paid by the Paying Agent for each Share then entitled to receive the Merger Consideration.

                (b) As soon as practicable after the Effective Time, Purchaser or Parent shall cause the Paying Agent to mail to each record holder a certificate or certificates representing Shares which as of the Effective Time represents the right to receive the Merger Consideration (the "CERTIFICATES"), a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent) and instructions for use in effecting the surrender of the Certificates for payment therefor. Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal duly executed and completed in accordance with the instructions thereto, and such other documents as may be requested, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration and such Certificate shall forthwith be canceled. No interest shall be paid or accrued on the Merger Consideration upon the surrender of the Certificates. Until surrendered in accordance with the provisions of this Section, each Certificate shall be deemed for all purposes to evidence only the right to receive the Merger Consideration (without interest thereon), and shall, subject to Section 2.9, have no other right.

                (c) If the Merger Consideration (or any portion thereof) is to be delivered to a person other than the person in whose name the Certificates surrendered in exchange therefor are registered, it shall be a condition to the payment that the Certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person requesting such payment or delivery shall pay any transfer or other taxes payable by reason of the foregoing or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Notwithstanding the foregoing, neither the Paying Agent nor any party hereto shall be liable to a holder of Shares for any Merger Consideration delivered to a public official pursuant to applicable abandoned property, escheat and similar laws.

                (d) Promptly following the date that is six months after the Effective Date, the Paying Agent shall return to the Surviving Corporation all Merger Consideration and other cash, property and instruments in its possession relating to the transactions described in this Agreement, and the Paying Agent's duties shall terminate. Thereafter, each holder of a Certificate formerly representing a Share may surrender such Certificate to the Surviving Corporation and (subject to applicable abandoned property, escheat and similar laws) receive in exchange therefor the Merger Consideration (without interest thereon). Notwithstanding the foregoing, the Surviving Corporation shall be entitled to receive from time to time all interest or other amounts earned with respect to any cash deposited with the Paying Agent as such amounts accrue or become available.

        2.11 NO FURTHER RIGHTS OR TRANSFERS. At and after the Effective Time the holders of Certificates to be exchanged for the Merger Consideration pursuant to this Agreement shall cease to have any rights as to shareholders of the Company except for the right to surrender such holder's Certificates in exchange for payment of the Merger Consideration, and after the Effective Time there shall be no transfers on the stock transfer books of the Surviving Corporation of the Shares which were outstanding immediately prior to the Effective Time. Any Certificates formerly representing Shares presented to the Surviving Corporation or Paying Agent shall be canceled and exchanged for the Merger Consideration, as provided in this Article II, subject to applicable law in the case of Dissenting Shares.

        2.12 SUPPLEMENTARY ACTION. If at any time after the Effective Time, any further assignments or assurances in law or any other things are necessary or desirable to vest or to perfect or confirm of record in the Surviving Corporation the title to any property or rights of either the Company or Purchaser, or otherwise to carry out the provisions of this Agreement, the officers and directors of the Surviving Corporation are hereby authorized and empowered, in the name of and on behalf of the Company and Purchaser, to execute and deliver any and all things necessary or proper to vest or to perfect or confirm title to such property or rights in the Surviving Corporation, and otherwise to carry out the purposes and provisions of this Agreement.

        2.13 CLOSING. Upon the terms and subject to the conditions of this Agreement, as soon as practicable after all the conditions to the obligations of the parties hereto to effect the Merger under Article VI of this Agreement shall have been satisfied or waived, the Company and Purchaser shall (i) file with the Delaware Secretary of State a certificate or agreement of merger or a certificate of ownership and merger in such form as may be required by, and executed in accordance with, the relevant provisions of the WBCA and (ii) take all such other and further actions as may be required by law to make the Merger effective. Contemporaneous with the filing referred to in this Section, a closing (the "CLOSING") will be held at the offices of Wilson Sonsini Goodrich & Rosati, P.C., 650 Page Mill Road, Palo Alto, California 94304 or at such other location as the parties may establish for the purpose of confirming all the foregoing. The date and the time of such Closing are referred to as the "CLOSING DATE."

                                   ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company (which for purposes of this Article III shall include the Company and each of its subsidiaries unless the context otherwise requires) represents and warrants to Parent and Purchaser, subject to the exceptions specifically disclosed in writing in the disclosure letter supplied by the Company to Parent and Purchaser dated as of the date hereof and certified by a duly authorized officer of the Company (the "COMPANY SCHEDULES"), as follows:

        3.1     ORGANIZATION OF THE COMPANY.

                (a) The Company and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation; has the corporate power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted and as proposed to be conducted; and is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified would not have a Material Adverse Effect (as defined below) on the Company.

                (b) The Company has delivered to Parent a true and complete list of all of the Company's subsidiaries, indicating the jurisdiction of incorporation of each subsidiary, the jurisdictions in which such subsidiary is qualified or licensed, and the Company's and any other person's equity interest therein. All shares of subsidiaries owned of record by persons other than the Company are owned beneficially (or the substantive equivalent) by the Company.

                (c) The Company has delivered or made available to Parent a true and correct copy of the Restated Articles of Incorporation and Bylaws of the Company and similar governing instruments of each of its subsidiaries, each as amended to date, and each such instrument is in full force and effect. Neither the Company nor any of its subsidiaries is in violation of any of the provisions of its Restated Articles of Incorporation or Bylaws or equivalent governing instruments.

                (d) When used in connection with the Company, the term "MATERIAL ADVERSE EFFECT" means, for purposes of this Agreement, any change, event or effect that is materially adverse to the business, assets (including intangible assets), financial condition or results of operations of Company and its subsidiaries taken as a whole.

        3.2 COMPANY CAPITAL STRUCTURE. The authorized capital stock of the Company consists of 45,000,000 shares of Common Stock, no par value, of which there are 10,189,969 shares were issued and outstanding as of September 30, 1999, and 5,000,000 shares of Preferred Stock, no par value, of which no shares are issued or outstanding. No shares of capital stock have been issued since September 30, 1999 except pursuant to option exercises. All outstanding shares of the Company Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the Restated Articles of Incorporation or Bylaws of the Company or any agreement or document to which the Company is a party or by which it is bound. As of the date of this Agreement, the Company had reserved an aggregate of 5,226,789 shares of the Company Common Stock, net of exercises, for issuance to employees, consultants and non-employee directors pursuant to the Amended and Restated 1983 Stock Option Plan, Restated 1993 Stock Option Plan and Restated 1993 Stock Option Plan for Non-Employee Directors and 1994 Non-Officer Stock Option Plan ("the Option Plans"). (Stock options granted by the Company pursuant to the Option Plans or otherwise are referred to in this Agreement as "Company Options.") As of September 30, 1999, there were Company Options outstanding to purchase an aggregate of 2,477,892 shares of Common Stock, issued to employees, consultants and non-employee directors pursuant to the Option Plans. No Company Options have been granted since September 30, 1999. All shares of the Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. The Company Schedules list for each person who held restricted stock or options, the name of the holder of such shares or option, the exercise price of such option, the number of shares which will have vested at such date, the vesting schedule for such shares or option and whether the lapsing of the Company's repurchase rights or exercisability of such option will be accelerated in any way by the transactions contemplated by this Agreement, and indicate the extent of acceleration, if any.

        3.3 OBLIGATIONS WITH RESPECT TO CAPITAL STOCK. Except as set forth in Section 3.2, there are no equity securities, partnership interests or similar ownership interests of any class of the Company, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except for securities the Company owns, directly or indirectly through one or more subsidiaries, there are no equity securities, partnership interests or similar ownership interests of any class of any subsidiary of the Company, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except as set forth in Section 3.2, there are no options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which the Company or any of its subsidiaries is a party or by which it is bound obligating the Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition, of any shares of capital stock, partnership interests or similar ownership interests of the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement. There are no registration rights and, to the knowledge of the Company, as of the date of this Agreement, there are no voting trusts, proxies or other agreements or understandings with respect to any equity security of any class of the Company or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries.

        3.4     AUTHORITY.

                (a) The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject only to the approval and adoption of this Agreement and the approval of the Merger by the Company's shareholders and the filing and recordation of the Restated Articles of Merger pursuant to the WBCA. A vote of the holders of fifty-one percent (51%) of the outstanding Shares is required for the Company's shareholders to approve and adopt this Agreement and approve the Merger. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and, if applicable, Purchaser, constitutes valid and binding obligations of the Company, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Restated Articles of Incorporation or Bylaws of the Company or the equivalent organizational documents of any of its subsidiaries, (ii) subject to obtaining the approval and adoption of this Agreement and the approval of the Merger by the Company's shareholders, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the Company or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties are bound or affected. The Company Schedules list all consents, waivers and approvals under any of the Company's or any of its subsidiaries' material agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.

                (b) No consent, approval, order or authorization of, or registration, declaration or filing with any court, administrative agency or commission or other governmental authority or instrumentality, foreign or domestic ("GOVERNMENTAL ENTITY"), is required by or with respect to the Company in connection with the execution and delivery of this Agreement or the consummation of the Merger, except for (i) the filing of the Certificate of Merger with the Delaware Secretary of State, (ii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR ACT"), and the securities or antitrust laws of any foreign country, and (iii) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not be material to the Company, Parent or Purchaser or have a material adverse effect on the ability of the parties to consummate the Offer or the Merger.

        3.5     SEC FILINGS; THE COMPANY FINANCIAL STATEMENTS.

                (a) The Company has filed in a timely manner all forms, reports and documents required to be filed with the SEC since January 1, 1997, and has made available to Parent all such forms, reports and documents. All such required forms, reports and documents (including those that the Company may file subsequent to the date hereof) are referred to herein as the "COMPANY SEC REPORTS." As of their respective dates, the Company SEC Reports (i) were prepared in accordance with the requirements of the Securities Act of 1933, as amended (the "SECURITIES ACT"), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such the Company SEC Reports, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Company's subsidiaries is required to file any forms, reports or other documents with the SEC.

                (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (the "COMPANY FINANCIALS"), including any of the Company SEC Reports filed after the date hereof until the Closing, (x) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (y) was prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange Act) and (z) fairly presented the consolidated financial position of the Company and its subsidiaries as at the respective dates thereof and the consolidated results of the Company's operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring year-end adjustments. The balance sheet of the Company contained in the Company SEC Reports as of July 31, 1999 is hereinafter referred to as the "COMPANY BALANCE SHEET." Except as disclosed in the Company Financials, since the date of the Company Balance Sheet neither the Company nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of the Company and its subsidiaries taken as a whole, except liabilities (i) provided for in the Company Balance Sheet, or (ii) incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practices and immaterial in the aggregate and liabilities incurred in connection with this Agreement.

                (c) The Company has heretofore furnished to Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act.

        3.6 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since the date of the Company Balance Sheet there has not been: (i) any Material Adverse Effect, (ii) any material change by the Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, or (iii) any material revaluation by the Company of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business.

        3.7     TAXES.

                (a) Definition of Taxes. For the purposes of this Agreement, "TAX" or "TAXES" refers to any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

                (b)     Tax Returns and Audits.

                        The Company and each of its subsidiaries have timely filed all federal, state, local and foreign returns, estimates, information statements and reports ("RETURNS") relating to Taxes required to be filed by the Company and each of its subsidiaries, except such Returns which are not material to the Company, and have timely paid all Taxes shown to be due on such Returns. Such Returns are true and correct and have been completed in accordance with applicable law.

                        Except as is not material to the Company, the Company and each of its subsidiaries as of the Effective Time will have withheld with respect to its employees all federal and state income taxes, the Federal Insurance Contribution Act ("FICA"), the Federal Unemployment Tax Act ("FUTA") and other Taxes required to be withheld and have timely paid to the proper government authorities all amounts required to be withheld and paid.

                        Except as is not material to the Company, neither the Company nor any of its subsidiaries has been delinquent in the payment of any Tax nor is there any Tax deficiency outstanding, proposed or assessed against the Company or any of its subsidiaries, nor has the Company or any of its subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

                        Except as is not material to the Company, no audit or other examination of any Return of the Company or any of its subsidiaries is presently in progress, nor has the Company or any of its subsidiaries been notified of any request for such an audit or other examination.

                        Except as is not material to the Company, no adjustment relating to any Returns filed by the Company or any of its subsidiaries has been proposed formally or informally by any Tax authority to the Company or any of its subsidiaries or any representative thereof.

                        Except as is not material to the Company, neither the Company nor any of its subsidiaries has any liability for unpaid Taxes which has not been accrued for or reserved on the Company Balance Sheet, whether asserted or unasserted, contingent or otherwise.

                        There is no contract, agreement, plan or arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of the Company or any of its subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code.

                        Neither the Company nor any of its subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have
Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by the Company.

                        Neither the Company nor any of its subsidiaries (i) has ever been a member of an affiliated group filing a consolidated federal income Tax Return (other than a consolidated group the common parent of which is the Company), (ii) is a party to any Tax sharing or Tax allocation agreement, arrangement or understanding, (iii) is liable for the Taxes of any other person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise, and (iv) is a party to any joint venture, partnership or other arrangement that could be treated as a partnership for income Tax purposes.

                        Neither the Company nor any of its subsidiaries is and has never been at any time, a "United States Real Property Holding Corporation" within the meaning of Section 897(c)(2) of the Code.

        3.8     TITLE TO PROPERTIES; ABSENCE OF LIENS AND ENCUMBRANCES.

                (a) The Company Schedules list the real property owned by the Company. The Company Schedules list all real property leases to which the Company is a party and each amendment thereto. All such current leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default) that would give rise to a claim in an amount greater than $100,000.

                (b) The Company has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any liens, pledges, charges, claims, security interests or other encumbrances of any sort ("LIENS"), except as reflected in the Company Financials or in the Company Schedules and except for liens for taxes not yet due and payable and such imperfections of title and encumbrances, if any, which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.

        3.9     INTELLECTUAL PROPERTY.

        For the purposes of this Agreement, the following terms have the following definitions:

                "INTELLECTUAL PROPERTY" shall mean any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (vi) all databases and data collections and all rights therein throughout the world; and (vii) any similar or equivalent rights to any of the foregoing anywhere in the world.

                "COMPANY INTELLECTUAL PROPERTY" shall mean any Intellectual Property that is owned by, or exclusively licensed to, the Company.

                "REGISTERED INTELLECTUAL PROPERTY" means all United States, international and foreign: (i) patents and patent applications (including provisional applications); (ii) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks; (iii) registered copyrights and applications for copyright registration; and (iv) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority.

                (a) The Company has made available to Parent, a list of the Registered Intellectual Property owned by, or filed in the name of, the Company (the "COMPANY REGISTERED INTELLECTUAL PROPERTY").

                (b) The Company has made available to Parent, a list of all proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office ("PTO") or equivalent authority anywhere in the world) related to any Company Intellectual Property.

                (c) No Company Intellectual Property or product or service of the Company is subject to any proceeding or outstanding decree, order, judgment, agreement, or stipulation restricting in any manner the use, transfer, or licensing thereof by the Company, or which may affect the validity, use or enforceability of such Company Intellectual Property.

                (d) Each item of Company Registered Intellectual Property is valid and subsisting, all necessary registration, maintenance and renewal fees in connection with such Registered Intellectual Property have been made and all necessary documents and certificates in connection with such Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Registered Intellectual Property.

                (e) Except as set forth in Schedule 3.9: (i) the Company owns and has good and exclusive title to each item of Company Intellectual Property, including all Company Registered Intellectual Property listed on
Schedule 3.9, free and clear of any lien or encumbrance; and (ii) the Company is the exclusive owner of all trademarks and trade names used in connection with the operation or conduct of the business of the Company, including the sale of any products or the provision of any services by the Company.

                (f) The Company owns exclusively, and has good title to, all copyrighted works that are Company products or which the Company otherwise purports to own.

                (g) To the extent that any work, invention, or material has been developed or created by a third party for the Company, the Company has a written agreement with such third party with respect thereto and the Company thereby has obtained ownership of, and is the exclusive owner of, all Intellectual Property in such work, material or invention by operation of law or by valid assignment.

                (h) Except as set forth in Schedule 3.9, the Company has not transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property that is material Company Intellectual Property, to any third party.

                (i) Schedule 3.9 lists all material contracts, licenses and agreements to which the Company is a party (i) with respect to Company Intellectual Property licensed or transferred to any third party; or (ii) pursuant to which a third party has licensed or transferred any Intellectual Property to the Company, with a cost or royalty value in excess of $50,000.
Schedule 3.9 lists any material agreements pursuant to which the Company has licensed any Company Intellectual Property or products to any third party that differs in any material respect from its standard form.

                (j)     The contracts, licenses and agreements listed on
Schedule 3.9 are in full force and effect. The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination, or suspension of such contracts, licenses and agreements. The Company is in compliance with, and has not breached any term any of such contracts, licenses and agreements and, to the knowledge of the Company, all other parties to such contracts, licenses and agreements are in compliance with, and have not breached any term of, such contracts, licenses and agreements. Following the Closing Date, Purchaser will be permitted to exercise all of the Company's rights under the contracts, licenses and agreements listed on Schedule 3.9 to the same extent the Company would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company would otherwise be required to pay.

                (k) Schedule 3.9 lists all contracts, licenses and agreements between the Company and any third party wherein or whereby the Company has agreed to, or assumed, any obligation or duty to warrant, indemnify, hold harmless or otherwise assume or incur any obligation or liability with respect to the infringement or misappropriation by the Company or such third party of the Intellectual Property of any third party.

                (l) The operation of the business of the Company as such business currently is conducted, or is reasonably is contemplated to be conducted, including the Company's design, development, manufacture, marketing and sale of the products or services of the Company (including with respect to products currently under development) has not, does not and will not infringe or misappropriate the Intellectual Property of any third party or constitute unfair competition or trade practices under the laws of any jurisdiction.

                (m) The Company has not received notice from any third party that the operation of the business of the Company or any act, product or service of the Company, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction. To the knowledge of the Company, there is no current claim asserted against any customer of the Company which alleges that the customer's use or distribution of the Company's products violates any Intellectual Property of any third party.

                (n) Except as set forth in Schedule 3.9, to the knowledge of the Company, no Person has or is infringing or misappropriating any Company Intellectual Property.

                (o) The Company has taken all steps that are reasonably required to protect the Company's rights in the Company's confidential information and trade secrets or any trade secrets or confidential information of third parties provided to the Company, and, without limiting the foregoing, the Company has and enforces a policy requiring each employee and contractor to execute a proprietary information/confidentiality agreement substantially in the Company's standard form and all current and former employees and contractors of the Company have executed such an agreement.

        3.10    COMPLIANCE; PERMITS; RESTRICTIONS.

                (a) Neither the Company nor any of its subsidiaries is, in any material respect, in conflict with, or in default or violation of (i) any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which the Company or any of its subsidiaries or any of their respective properties is bound or affected, or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other material instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties is bound or affected. To the knowledge of the Company, no investigation or review by any Governmental Entity is pending or threatened against the Company or any of its subsidiaries, nor has any Governmental Entity indicated an intention to conduct the same. There is no material agreement, judgment, injunction, order or decree binding upon the Company or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its subsidiaries, any acquisition of material property by the Company or any of its subsidiaries or the conduct of business by the Company as currently conducted.

                (b) The Company and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from governmental authorities that are material to the operation of the business of the Company (collectively, the "COMPANY PERMITS"). The Company and its subsidiaries are in compliance in all material respects with the terms of the Company Permits.

        3.11 LITIGATION. There is no action, suit, proceeding, claim, arbitration or investigation pending, or as to which the Company or any of its subsidiaries has received any notice of assertion nor, to the knowledge of the Company, is there a threatened action, suit, proceeding, claim, arbitration or investigation against the Company or any of its subsidiaries which reasonably would be likely to be material to the Company. To the knowledge of the Company, no Governmental Entity has at any time challenged or questioned in writing the legal right of the Company to manufacture, offer or sell any of its products in the present manner or style thereof.

        3.12 BROKERS' AND FINDERS' FEES. Except for fees payable to Banker pursuant to an engagement letter dated December 18, 1999, as amended a copy of which has been provided to Parent, the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

        3.13    EMPLOYEE BENEFIT PLANS.

                (i) With respect to each material employee benefit plan, program, arrangement and contract (including, without limitation, any "EMPLOYEE BENEFIT PLAN" as defined in Section 3(3) of ERISA) maintained or contributed to by the Company or any trade or business which is under common control with the Company within the meaning of Section 414 of the Code (the "COMPANY EMPLOYEE PLANS"), the Company has made available to Parent a true and complete copy of, to the extent applicable, (i) such Company Employee Plan, (ii) the most recent annual report (Form 5500), (iii) each trust agreement related to such Company Employee Plan, (iv) the most recent summary plan description for each Company Employee Plan for which such a description is required, (v) the most recent actuarial report relating to any Company Employee Plan subject to Title IV of ERISA and (vi) the most recent IRS determination letter issued with respect to any Company Employee Plan.

                (ii) Each Company Employee Plan which is intended to be qualified under Section 401(a) of the Code is the subject of a favorable determination from the IRS covering the provisions of the Tax Reform Act of 1986 and, to the knowledge of the Company, nothing has occurred since the date of such letter that could reasonably be expected to affect the qualified status of such plan so as to result in a Material Adverse Effect on the Company other than changes in applicable law for which the remedial amendment period has not expired. Each Company Employee Plan has been operated in all material respects in accordance with its terms and the requirements of applicable law. Neither the Company nor, to the knowledge of the Company, any ERISA Affiliate of the Company has incurred or expects to incur any material liability under Title IV of ERISA in connection with any Company Employee Plan.

        3.14 EMPLOYEES; LABOR MATTERS. To the Company's knowledge, no employee of the Company (i) is in violation of any term of any employment contract, patent disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company because of the nature of the business conducted or presently proposed to be conducted by the Company or to the use of trade secrets or proprietary information of others and (ii) has given notice to the Company, nor is the Company otherwise aware, that any employee intends to terminate his or her employment with the Company except for terminations of a nature and number that are consistent with the Company's prior experience. To the Company's knowledge, there are no activities or proceedings of any labor union to organize any employees of the Company or any of its subsidiaries and there are no strikes, or material slowdowns, work stoppages or lockouts, or threats thereof by or with respect to any employees of the Company or any of its subsidiaries. The Company and its subsidiaries are and have been in compliance in all material respects with all applicable laws regarding employment practices, terms and conditions of employment, and wages and hours (including, without limitation, OSHA, ERISA, WARN or any similar state or local law).

        3.15    ENVIRONMENTAL MATTERS.

                (i) Hazardous Material. No underground storage tanks and no amount of any substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, (a "HAZARDOUS MATERIAL"), but excluding office and janitorial supplies, are present in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company or any of its subsidiaries has at any time owned, operated, occupied or leased.

                (ii) Hazardous Materials Activities. Neither the Company nor any of its subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, nor has the Company or any of its subsidiaries disposed of, transported, sold, used, released, exposed its employees or others to or manufactured any product containing a Hazardous Material (collectively "HAZARDOUS MATERIALS ACTIVITIES") in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

                (iii) Permits. The Company and its subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents (the "COMPANY ENVIRONMENTAL PERMITS") necessary for the conduct of the Company's and its subsidiaries' Hazardous Material Activities and other businesses of the Company and its subsidiaries as such activities and businesses are currently being conducted.

                (iv) Environmental Liabilities. No material action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to the Company's knowledge, threatened concerning any Company Environmental Permit, Hazardous Material or any Hazardous Materials Activity of the Company or any of its subsidiaries. The Company is not aware of any fact or circumstance which could involve the Company or any of its subsidiaries in any material environmental litigation or impose upon the Company any material environmental liability.

        3.16 YEAR 2000 COMPLIANCE. All of the current versions of the Company's products (including products currently under development) will record, store, process, calculate and present calendar dates falling on and after (and if applicable, spans of time including) January 1, 2000, and will calculate any information dependent on or relating to such dates in the same manner, and with the same functionality, data integrity and performance, as the products record, store, process, calculate and present calendar dates on or before December 31, 1999, or calculate any information dependent on or relating to such dates (collectively, "Year 2000 Compliant"). The Company's material internal computer and technology products and systems are Year 2000 Compliant, except for upgrades or replacements which may be made without disruption to the Company's operations and for which the cost to the Company is estimated to be less than $300,000 in aggregate.

        3.17 AGREEMENTS, CONTRACTS AND COMMITMENTS. Except as set forth in the Company Schedules, neither the Company nor any of its subsidiaries is a party to or is bound by:

                (i) any employment or consulting agreement, contract or commitment with any officer or director level employee or member of the Company's Board of Directors, other than those that are terminable by the Company or any of its subsidiaries on no more than thirty days notice without liability or financial obligation, except to the extent general principles of wrongful termination law may limit the Company's or any of its subsidiaries' ability to terminate employees at will;

                (ii) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan, stock purchase plan or restricted stock purchase agreement, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

                (iii) any agreement of indemnification or guaranty not entered into in the ordinary course of business other than indemnification agreements between the Company or any of its subsidiaries and any of its officers or directors;

                (iv) any agreement, contract or commitment currently in force containing any covenant limiting the freedom of the Company or any of its subsidiaries to engage in any line of business or compete with any person or granting any exclusive distribution rights;

                (v) any agreement, contract or commitment currently in force relating to the disposition or acquisition of assets not in the ordinary course of business or any ownership interest in any corporation, partnership, joint venture or other business enterprise;

                (vi)    any material joint marketing or development agreement;
or

                (vii) any agreement, contract or commitment currently in force to provide source code to any party for any product or technology that is material to the Company and its subsidiaries taken as a whole.

        Neither the Company nor any of its subsidiaries, nor to the Company's knowledge any other party to a Company Contract (as defined below), has breached, violated or defaulted under, or received notice that it has breached violated or defaulted under, any of the material terms or conditions of any agreement, contract or commitment to which the Company or any of its subsidiaries is a party of the type described above or any other material agreement, contract or commitment (any such agreement, contract or commitment, as well as any agreement, contract or commitment that is an exhibit to any Company SEC Report, a "COMPANY CONTRACT") in such a manner as would permit any other party to cancel or terminate any such Company Contract, or would permit any other party to seek damages, which would be reasonably likely to be material to the Company.

        3.18 CHANGE OF CONTROL PAYMENTS. The Company Schedules set forth each plan or agreement pursuant to which any amounts may become payable (whether currently or in the future) to current or former officers and directors of the Company as a result of or in connection with the Offer and/or the Merger, and the nature and amount of any such obligation.

        3.19 BOARD APPROVAL. The Board of Directors of the Company has, as of the date of this Agreement (A) determined that this Agreement and the transactions contemplated hereby, including each of the Offer and the Merger, are fair to and in the best interests of the holders of the Shares, (B) approved and adopted this Agreement and the transactions contemplated hereby and (C) resolved to recommend that the shareholders of the Company accept the Offer and approve and adopt this Agreement and the transactions contemplated hereby and thereby.

        3.20 FAIRNESS OPINION. The Company's Board of Directors has received a written opinion from Banker to the effect that the consideration to be received by the holders of Shares pursuant to each of the Offer and the Merger is fair to the holders of Shares from a financial point of view, and the Company has delivered to Parent a copy of such opinion.

        3.21 CHAPTER 23B.19 OF THE WASHINGTON BUSINESS CORPORATION ACT NOT APPLICABLE. The Board of Directors of Company has taken all actions so that (a) the restrictions contained in Chapter 23B.19 of the WBCA will not apply to the execution, delivery or performance of this Agreement or to the consummation of the Merger or the other transactions contemplated by this Agreement, (b) approval of shareholders holding fifty-one percent (51%) of the outstanding shares will be sufficient under the WBCA to approve the Merger, and (c) the execution, delivery and performance of this Agreement and the consummation of the Merger will not cause any change, effect or result under the Company Rights Plan which is adverse to the interests of Parent. Without limiting the generality of the foregoing, if necessary to accomplish the foregoing, the Company Rights Plan has been (or will be within five business days of the date hereof) amended to (i) render the Company Rights Plan inapplicable to the Merger and the other transactions contemplated by this Agreement, (ii) ensure that (x) neither Parent nor Purchaser is an Acquiring Person (as defined in the Company Rights Plan) pursuant to the Company Rights Plan by virtue of the Offer or the consummation of the Merger or the other transactions contemplated hereby and thereby and (y) a Distribution Date or Shares Acquisition Date (as such terms are defined in the Company Rights Plan) does not occur by reason of the execution of this Agreement, the consummation of the Merger, or the consummation of the transactions contemplated hereby or thereby, and such amendment may not be further amended by Company without the prior consent of Parent in its sole discretion.

        3.22 OFFER DOCUMENTS; PROXY STATEMENT. Neither the Schedule 14D-9, nor any of the information supplied by the Company for inclusion in the Offer Documents, shall, at the respective times that the Schedule 14D-9, the Offer Documents or any amendments or supplements thereto are filed with the SEC or are first published, sent or given to shareholders, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Neither the proxy statement to be sent to the shareholders of the Company in connection with the meeting of the Company's shareholders to consider the Merger (the "Company Shareholders' Meeting") or the information statement to be sent to such shareholders, as appropriate (such proxy statement or information statement, as amended or supplemented, is referred to as the "Proxy Statement"), shall, at the date the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to shareholders, at the time of the Company Shareholders' Meeting and at the Effective Time, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Shareholders' Meeting which has become false or misleading. The Schedule 14D-9 and the Proxy Statement will comply in all material respects as to form and substance with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied to the Company by Parent or Purchaser which is contained in the foregoing document.

                                   ARTICLE IV

             REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

        Parent and Purchaser, jointly and severally, represent and warrant to the Company that:

        4.1 ORGANIZATION AND QUALIFICATION. Each of Parent and Purchaser is a corporation duly organized validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted.

        4.2 CORPORATE POWER, AUTHORIZATION AND ENFORCEABILITY. Each of Parent and Purchaser has full corporate power and authority to enter into this Agreement and to perform its obligations hereunder and to consummate all the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Purchaser, the performance by each of Parent and Purchaser of their respective obligations hereunder and the consummation by Parent and Purchaser of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of each of Parent and Purchaser and no other corporate action on the part of Parent or Purchaser are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than the filing and recordation of appropriate merger documents as required by the WBCA). This Agreement has been duly executed and delivered by each of Parent and Purchaser and is a legal, valid and binding obligation of each of Parent and Purchaser, enforceable against Parent and Purchaser in accordance with its terms.

        4.3     NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

                (a) Assuming satisfaction of all applicable requirements referred to in Section 4.3 (b) below, the execution and delivery of this Agreement by Parent and Purchaser, the compliance by Parent and Purchaser with the provisions hereof and the consummation by Parent and Purchaser of the transactions contemplated hereby will not conflict with or violate (i) any statute, law, ordinance, rule, regulation, order, writ, judgment, award, injunction, decree or ruling applicable to Parent or Purchaser or any of their properties, other than such conflicts or violations which individually or in the aggregate do not and will not have a material adverse effect on the business, properties, assets, results of operations or financial condition of Parent and Purchaser, taken as a whole, or (ii) conflict with or violate the Restated Articles of Incorporation or Bylaws of Parent or Purchaser.

                (b) Other than in connection with or in compliance with the provisions of the WBCA, the Exchange Act, the "takeover" or "blue sky" laws of various states and the HSR Act, (i) neither Parent nor Purchaser is required to submit any notice, report, registration, declaration or other filing with any Governmental Entity in connection with the execution or delivery of this Agreement by Parent and Purchaser or the performance by Parent and Purchaser of their obligations hereunder or the consummation by Parent and Purchaser of the transactions contemplated by this Agreement and (ii) no waiver, consent, approval, order or authorization of any Governmental Entity is required to be obtained by Parent or Purchaser in connection with the execution or delivery of this Agreement by Parent and Purchaser or the performance by Parent and Purchaser of their obligations hereunder or the consummation by Parent and Purchaser of the transactions contemplated by this Agreement. None of the information supplied by Parent or Purchaser for inclusion in the Proxy Statement shall, at the date the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to shareholders or at the time of the Company Shareholders' Meeting, contain any untrue statement of a material fact required to be stated therein or necessary in order to make the statements made therein in light of the circumstances under which they were made, not misleading.

        4.4 SCHEDULE 14D-1. Neither the Schedule 14D-1 nor the Offer Documents, nor any of the information supplied by Parent and Purchaser for inclusion in the Schedule 14D-9, shall at the respective times the Schedule 14D-1 or the Offer Documents or any amendments or supplements thereto are filed with the SEC or are first published, sent or given to shareholders or upon the expiration of the Offer, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in the light of the circumstances under which they were made not misleading (except for information supplied by the Company for inclusion in the Schedule 14D-1 and the Offer Documents, as to which Parent and Purchaser make no representation). None of the information supplied by Parent or Purchaser for inclusion in the Proxy Statement shall, at the date the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to shareholders, at the time of the Company Shareholders' Meeting and at the Effective Time, contain any untrue statement of a material fact required to be stated therein or necessary in order to make the statements made therein in light of the circumstances under which they were made, not misleading.

        4.5 AVAILABLE FUNDS. Parent has or has available to it, and will make available to Purchaser, all funds necessary to satisfy all of Parent's and Purchaser's obligations under this

Agreement and in connection with the transaction contemplated hereby, including, without limitation, the obligation to purchase all outstanding Shares pursuant to the Offer and the Merger and to pay all related fees and expenses in connection with the Offer and the Merger.

                                    ARTICLE V

                                    COVENANTS

        5.1 CONDUCT OF BUSINESS BY THE COMPANY. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Effective Time, the Company (which for the purposes of this Article V shall include the Company and each of its subsidiaries) agrees, except to the extent that Parent shall otherwise consent in writing, to carry on its business diligently and in accordance with good commercial practice and to carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, to pay its debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings. In addition, the Company will promptly notify Parent of any material event involving its business or operations.

        In addition, except as permitted by the terms of this Agreement (other than as provided in Article 5.1 of the Company Schedules), without the prior written consent of Parent, the Company shall not do any of the following, and shall not permit any of its subsidiaries to do any of the following:

                (i) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant or director stock plans or authorize cash payments in exchange for any options granted under any of such plans;

                (ii) Grant any severance or termination pay to any officer or employee except payments in amounts consistent with policies and past practices or pursuant to written agreements outstanding, or policies existing, on the date hereof and as previously disclosed in writing to the other, or adopt any new severance plan;

                (iii) Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the Company's intellectual property or other proprietary rights, or enter into grants to future patent rights, other than in the ordinary course of business, consistent with past practice;

                (iv) Buy any Intellectual Property of a third party or enter into any license agreement with respect to the Intellectual Property of any third party for an acquisition or license, the price for which exceeds $50,000 individually (or in the aggregate for a single third party), other than "shrink wrap," "click wrap," and similar widely available commercial end-user licenses;

                (v) Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock.

                (vi) Repurchase or otherwise acquire, directly or indirectly, any shares of capital stock except pursuant to rights of repurchase of any such shares under any employee, consultant or director stock plan existing on the date hereof (which repurchase rights the Company shall be obligated to exercise if the repurchase price is less than the Merger Consideration).

                (vii) Issue, deliver, sell, authorize or propose the issuance, delivery or sale of, any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than (i) the issuance of Shares, pursuant to the exercise of stock options therefor outstanding as of the date of this Agreement, (ii) Shares issuable pursuant to the Option Plans;

                (viii) Cause, permit or propose any amendments to any charter document or Bylaw (or similar governing instruments of any subsidiaries);

                (ix) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership interest, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of the Company, or enter into any joint ventures, strategic partnerships or alliances;

                (x) Sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of the Company, except in the ordinary course of business consistent with past practice;

                (xi) Incur any indebtedness for borrowed money (other than ordinary course trade payables or pursuant to existing credit facilities in the ordinary course of business) or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire debt securities, or guarantee any debt securities of others;

                (xii) Adopt or amend any employee benefit or employee stock purchase or employee option plan (other than is necessary to comply with law), or enter into any employment contract, pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates of its officers or employees other than in the ordinary course of business, consistent with past practice, or change in any material respect any management policies or procedures;

                (xiii) Pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business;

                (xiv)   Make any grant of exclusive rights to any third party;
or

                (xv) Except in the ordinary course of business, modify, amend or terminate any material contract or agreement involving payments of $50,000 or more to which the Company or any Subsidiary thereof is a party or waive, release or assign any material rights or claims thereunder;

                (xvi) Materially revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices;

                (xvii) Make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes in an amount in excess of $50,000 in the aggregate;

                (xviii) Commence any litigation or settle any litigation for an amount in excess of the greater of $100,000 in the aggregate or the amount reserved in respect thereof in the Company Balance Sheet, as set forth in
Section 5.1 of the Company Schedules;

                (xix) Agree in writing or otherwise to take any of the actions described in (i) through (xviii) above.

        5.2     ACCESS TO INFORMATION; CONFIDENTIALITY.

                (a) Subject to and in accordance with the terms and conditions of that certain letter dated April 29, 1999 between Parent and the Company (the "CONFIDENTIALITY AGREEMENT"), from the date of this Agreement to the Effective Time, the Company shall, and shall cause its subsidiaries, officers, directors, employees and agents to, afford the officers, employees and agents of Parent, Purchaser and their affiliates and the attorneys, accountants, banks, other financial institutions and investment banks working with Parent or Purchaser, and their respective officers, employees and agents, reasonable access at all reasonable times to its officers, employees, agents, properties, books, records and contracts, and shall furnish Parent, Purchaser and their affiliates and the attorneys, banks, other financial institutions and investment banks working with Parent or Purchaser, all financial, operating and other data and information as they reasonably request.

                (b) Subject to the requirements of law, Parent and Purchaser shall, and shall use their reasonable efforts to cause their officers, employees and agents, and the attorneys, banks, other financial institutions and investment banks who obtain such information to, hold all information obtained pursuant to this Agreement or the Confidentiality Agreement in accordance with the terms and conditions of the Confidentiality Agreement.

                (c) No investigation pursuant to this Section 5.2 shall affect any representations or warranties of the parties herein or the conditions to the obligations of the parties hereto.

        5.3     PROXY MATERIAL; SHAREHOLDERS' MEETING.

                (a) The Company and each of Parent and Purchaser shall prepare and file, or shall cause to be prepared and filed, with the SEC those documents, schedules and amendments and supplements thereto required to be filed with respect to the transactions contemplated by this Agreement. The Company, acting through its Board of Directors, shall, if necessary, cause the Company Shareholders' Meeting to be duly called (including establishing the record date, if requested, to be a date immediately after the date the Purchaser first purchases any Shares pursuant to the Offer) and shall give notice of, convene and hold the Company Shareholders' Meeting as soon as practicable, and at such time and place designated by Parent or Purchaser, for the purpose of approving the Merger, this Agreement and any other actions contemplated hereby which require the approval of the Company's shareholders. The Company shall recommend to its shareholders approval of the Merger and take all reasonable actions necessary to solicit such approval. The Company shall use its best efforts to obtain and furnish the information required to be included by it in the Proxy Statement and, after consultation with Parent and Purchaser, shall respond promptly to any comments of the SEC relating to any preliminary proxy statement regarding the Merger and the other transactions contemplated by this Agreement and to cause the Proxy Statement to be mailed to its shareholders, all at the earliest practicable time. Whenever any event occurs which should be set forth in an amendment or supplement to the Proxy Statement or any other filing required to be made with the SEC with respect to the Proxy Statement or the Company Shareholders' Meeting, each party shall promptly inform the other of such occurrence and cooperate in filing with the SEC and/or mailing to the Company's shareholders such amendment or supplement. The Proxy Statement and all amendments and supplements thereto shall comply with applicable law and be in form and substance satisfactory to each of Parent and Purchaser and the Company. The Company, acting through its Board of Directors, shall include in the Proxy Statement the recommendation of its Board of Directors that shareholders of the Company vote in favor of the approval and adoption of this Agreement and the Merger and shall disclose that each of the Company's directors and executive officers and Banker and its affiliates intend to tender all outstanding shares beneficially owned by such persons to Purchaser pursuant to the offer unless to do so would subject such person to liability under Section 16(b) of the Exchange Act. The Company shall use its best efforts to solicit from shareholders of the Company proxies in favor of such approval and adoption and shall take all other actions necessary or, in the reasonable judgment of Parent and Purchaser, advisable to secure the vote or consent of the Company's shareholders required by the WBCA to effect the Merger.

                (b) Notwithstanding the foregoing, in the event that Purchaser shall acquire at least ninety percent (90%) of the outstanding Shares, the parties hereto agree, at the request of Purchaser, subject to Article VI, to take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting and without a vote of the Company's shareholders, in accordance with the WBCA.

        5.4     NO SOLICITATION; BREAK-UP FEE.

                (a) From and after the date of this Agreement until the earlier of the Effective Time or termination of this Agreement pursuant to its terms, the Company and its subsidiaries shall not, and will instruct their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, (i) solicit or encourage submission of, any proposals or offers by any person, entity or group (other than Parent and its affiliates, agents and representatives), or (ii) participate in any discussions or negotiations with, or disclose any non-public information concerning the Company or any of its subsidiaries to, or afford any access to the properties, books or records of the Company or any of its subsidiaries to, or otherwise assist or facilitate, or enter into any agreement or understanding with, any person, entity or group (other than Parent and its affiliates, agents and representatives), in connection with any Acquisition Proposal with respect to the Company. For the purposes of this Agreement, an "ACQUISITION PROPOSAL" with respect to an entity means any proposal or offer relating to (i) any merger, consolidation, sale of substantial assets or similar transactions involving the entity or any subsidiaries of the entity (other than sales of assets or inventory in the ordinary course of business or as permitted under the terms of this Agreement), (ii) sale of outstanding shares of capital stock of the entity (including without limitation by way of a tender offer or an exchange offer), (iii) the acquisition by any person of beneficial ownership or a right to acquire beneficial ownership of, or the formation of any "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) which beneficially owns, or has the right to acquire beneficial ownership of, 10% or more of the then outstanding shares of capital stock of the entity (except for acquisitions for passive investment purposes only in circumstances where the person or group qualifies for and files a Schedule 13G with respect thereto); or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing. The Company will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. The Company will (i) notify Parent as promptly as practicable if any inquiry or proposal is made or any information or access is requested in connection with an Acquisition Proposal or potential Acquisition Proposal and (ii) as promptly as practicable notify Parent of the terms and conditions of any such Acquisition Proposal. In addition, subject to the other provisions of this Section 5.4(a), from and after the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to its terms, the Company and its subsidiaries will not, and will instruct their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, make or authorize any public statement, recommendation or solicitation in support of any Acquisition Proposal made by any person, entity or group (other than Parent).

                (b) Notwithstanding the provisions of paragraph (a) above, prior to consummation of the Offer, the Company may, to the extent the Board of Directors of the Company determines, in good faith, after consultation with outside legal counsel, that the Board's fiduciary duties under applicable law require it to do so, participate in discussions or negotiations with, and, subject to the requirements of paragraph (c), below, furnish information to any person, entity or group after such person, entity or group has delivered to the Company in writing, an unsolicited bona fide Acquisition Proposal which the Board of Directors of the Company in its good faith reasonable judgment determines, after consultation with its independent financial advisors, would result in a transaction more favorable than the Offer and the Merger to the shareholders of the Company from a financial point of view and for which financing, to the extent required, is then committed or which, in the good faith reasonable judgment of the Board of Directors of the Company (based upon the advice of independent financial advisors), is reasonably capable of being financed by such person, entity or group and which is likely to be consummated (a "SUPERIOR PROPOSAL"). In the event the Company receives a Superior Proposal, nothing contained in this Agreement (but subject to the terms hereof) will prevent the Board of Directors of the Company from recommending such Superior Proposal to the Company's shareholders, provided that (i) the Board determines in good faith, after consultation with outside legal counsel, that such action is required by its fiduciary duties under applicable law; (ii) the Company shall not recommend to its shareholders a Superior Proposal until at least 48 hours after Parent's receipt of a copy of such Superior Proposal (or a description of its terms and conditions, if not in writing), and (iii) the Company shall not recommend to its shareholders a Superior Proposal unless the Company shall have terminated this Agreement and paid the Break-up Fee pursuant to Section 7.1(d)(ii).

                (c) Notwithstanding anything to the contrary herein, the Company will not provide any non-public information to a third party unless: (x) the Company provides such non-public information pursuant to a nondisclosure agreement with terms regarding the protection of confidential information at least as restrictive as such terms in the Confidentiality Agreement; and (y) such non-public information has been previously delivered to Parent.

                (d) Nothing contained in this Section 5.4 shall prohibit the Company from at any time taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's shareholders if, in the good faith judgment of the Company Board, after consultation with outside counsel, failure so to disclose would constitute a breach of its fiduciary duties to the Company's shareholders under applicable law; provided, however, that neither the Company nor its Board of Directors nor any committee thereof shall, except as permitted by Section 5.4(b), withdraw or modify, or propose to withdraw or modify, its position with respect to the Merger or this Agreement or approve or recommend, or propose to approve or recommend, an Acquisition Proposal. The taking of a position by the Company pursuant to Rule 14e-2(a)(2) or (3) of the Exchange Act in respect of an Acquisition Proposal shall not be deemed a withdrawal, a modification or a proposal to withdraw or modify its position with respect to the Acquisition for purposes hereof.

        5.5 PUBLIC ANNOUNCEMENTS. Parent and Purchaser on the one hand and the Company on the other hand will consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Merger or the other transactions contemplated hereby, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law. This Section 5.5 shall supersede any conflicting provisions in the Confidentiality Agreement.

        5.6     NOTIFICATION OF CERTAIN MATTERS.

                (a) The Company shall give prompt notice (which notice shall state that it is delivered pursuant to Section 5.6(a) of this Agreement) in writing to Parent, and Parent and Purchaser shall give prompt notice in writing to the Company, of (i) the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement through the Effective Time and (ii) any failure of the Company, Parent or Purchaser, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy in all material respects any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, no such notification shall affect the representations or warranties of the parties or the conditions to the obligations of the parties hereunder.

                (b) The Company shall give prompt notice in writing (which notice shall state that it is delivered pursuant to Section 5.6(b) of this Agreement) to Parent of (i) any act, omission to act, event or occurrence which, with the passage of time or otherwise, would likely have a Material Adverse Effect on the Company and (ii) any material contingent liability of the Company or any of its subsidiaries for which such party reasonably believes it will, with the passage of time or otherwise, become liable; provided, however, that no such notification shall affect the representations or warranties of the parties or the conditions to the obligations of the parties hereunder.

        5.7 ACTIONS BY COMPANY. Subject to the terms and conditions hereof, the Company shall, and shall cause its Subsidiaries to, cooperate with Parent and Purchaser and take all such actions as may be reasonably requested by Parent and Purchaser to accomplish the Merger.

        5.8     OFFICERS' AND DIRECTORS' INDEMNIFICATION.

                (a) From and after the Effective Time, Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers as of the Effective Time (the "Indemnified Parties"). The Restated Articles of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Restated Articles of Incorporation and Bylaws of the Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of three years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of the Company, unless such modification is required by law.

                (b) For a period of three years after the Effective Time, Parent will cause the Surviving Corporation to use its commercially reasonable efforts to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy on terms comparable to those applicable to the current directors and officers of the Company; provided, however, that in no event will Parent or the Surviving Corporation be required to expend in excess of 150% of the annual premium currently paid by the Company for such coverage (or such coverage as is available for such 150% of such annual premium).

        5.9 EMPLOYMENT AGREEMENTS. Prior to commencement of the Offer, the Company shall offer to enter into employment agreements (the "EMPLOYMENT AGREEMENTS") with the persons set forth in Exhibit A, which Employment Agreements shall be substantially in the form of Exhibit A hereto or such other terms as may be accepted in writing by Parent.

        5.10    ADDITIONAL AGREEMENTS.

                (a) Subject to the terms and conditions hereof, each of the parties to this Agreement agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement (including consummation of the Offer and the Merger) and to cooperate with each other in connection with the foregoing.

                (b) Subject to the terms and conditions hereof, each of the parties to this Agreement agrees to use (i) all reasonable efforts to obtain all necessary waivers, consents and approvals from other parties to loan agreements, leases, licenses and other contracts, and (ii) all reasonable efforts to obtain all necessary consents, approvals and authorizations as required to be obtained under any federal, state or foreign law or regulations, including, but not limited to, those required under the HSR Act, to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions contemplated hereby, to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby, to effect all necessary registrations and filings, including, but not limited to, filings under the HSR Act and submissions of information requested by Governmental Entities, and to fulfill all conditions to this Agreement.

        5.11 OTHER ACTIONS BY THE COMPANY. If any "fair price," "moratorium," "control share acquisition," "shareholder protection" or other form of anti-takeover statute, regulation or charter provision or contract is or shall become applicable to the Offer or the Merger or the transactions contemplated hereby, the Company and the Board of Directors of the Company shall grant such approvals and take such actions as are necessary under such laws and provisions so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute, regulation, provision or contract on the transactions contemplated hereby.

        5.12 COMPANY OPTIONS. The Company agrees to take all necessary actions to ensure that all outstanding compensatory options to purchase common stock of the Company terminate and become without further force and effect immediately prior to the Effective Time.

        5.13 RESTATED EMPLOYEE STOCK PURCHASE PLAN. The Company agrees to take all necessary actions to ensure that all offering periods outstanding under the Company's Restated

Employee Stock Purchase Plan (the "ESPP") terminate immediately prior to the Effective Time, and to ensure that the ESPP terminates immediately prior to the Effective Time.

        5.14 RETIREMENT SAVINGS PLAN TERMINATION. The Company and its ERISA Affiliates, as applicable, each agrees to terminate its Retirement Savings Plan immediately prior to Effective Time, unless the Parent, in its sole and absolute discretion, agrees to sponsor and maintain such plans by providing the Company with written notice of such election at least three (3) days before the Effective Time. Unless the Parent provides such notice to the Company, the Parent shall receive from the Company evidence that the Company's and each ERISA Affiliate's (as applicable) 401(k) plan has been terminated pursuant to resolutions of each such entity's Board of Directors (the form and substance of which resolutions shall be subject to review and approval of the Parent), effective as of the day immediately preceding the Effective Time.

        5.15 STOCKHOLDER LITIGATION. The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and its directors relating to any of the transactions contemplated by this Agreement until the purchase of Company Common Stock pursuant to the Offer, and thereafter, shall give Parent the opportunity to direct the defense of such litigation and, if Parent so chooses to direct such litigation, Parent shall give the Company and its directors an opportunity to participate in such litigation; provided, however, that no settlement of such litigation shall be agreed to without Parent's consent; and provided further that no settlement requiring a payment by a director shall be agreed to without such director's consent.

                                   ARTICLE VI

                              CONDITIONS OF MERGER

        6.1 CONDITIONS TO THE OBLIGATIONS OF EACH PARTY TO EFFECT THE MERGER. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of each of the following conditions:

                (a) If required by the WBCA, this Agreement and the Merger shall have been approved and adopted by the requisite vote of the shareholders of the Company.

                (b) Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

                (c)     Shares shall have been purchased pursuant to the Offer.

                (d) No temporary restraining order, preliminary or permanent injunction, judgment or other order, decree or ruling nor any statute, rule, regulation or order shall be in effect which would (i) make the acquisition or holding by Parent or its affiliates of Shares or shares of Common Stock of the Surviving Corporation illegal or otherwise prevent the consummation of the Merger, (ii) prohibit Parent's or Purchaser's ownership or operation of, or compel Parent or Purchaser to dispose of or hold separate, all or a material portion of the business or assets of

Purchaser, the Company or any Significant Subsidiary thereof, (iii) compel Parent, Purchaser or the Company to dispose of or hold separate all or a material portion of the business or assets of Parent or any of its Subsidiaries or the Company or any of its Significant Subsidiaries, (iv) impose material limitations on the ability of Parent or Purchaser or their affiliates effectively to exercise full ownership and financial benefits of the Surviving Corporation, or (v) impose any material condition to the Offer, this Agreement or the Merger.

                                   ARTICLE VII

                        TERMINATION, AMENDMENT AND WAIVER

        7.1 TERMINATION. This Agreement may be terminated, at any time prior to the Effective Time, whether before or after approval by the shareholders of the Company:

                (a) by mutual written agreement of the Boards of Directors of Parent and the Company;

                (b)     by either Parent or the Company:

                        (i) if the Offer shall be terminated or expire without any Shares having been purchased pursuant to the Offer; provided, however, that a party shall not be entitled to terminate this Agreement pursuant to this Section 7.1(b)(i) if it is in material breach of its representations and warranties, covenants or other obligations under this Agreement; or

                        (ii) if any court of competent jurisdiction in the United States or other United States governmental body shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, decree, ruling or other action shall have become final and nonappealable;

                (c)     by Parent:

                        (i) if the Board of Directors of the Company or any committee thereof shall have approved, or recommended that shareholders of the Company accept or approve, an Acquisition Proposal by a third party, or shall have resolved to do any of the foregoing;

                        (ii) if the Board of Directors of the Company or any committee thereof shall have withdrawn or modified its approval of, or recommendation that the shareholders of the Company accept or approve (as the case may be), the Offer, this Agreement and the Merger, or shall have resolved to do any of the foregoing;

                        (iii) if the Company shall have failed to include in the Schedule 14D-9 the recommendation of the Board of Directors of the Company that the shareholders of the Company accept the Offer;

                        (iv) prior to the purchase of Shares pursuant to the Offer, in the event that the conditions to the Offer set forth in clause (i) or
(ii) of Annex I shall not be satisfied or if any of the events set forth in clause (iii) thereof shall have occurred; or

                        (v) if the Company is in material breach of any of its covenants or obligations under this Agreement, or if there shall have been or be any material inaccuracy in the representations and warranties of the Company contained in this Agreement, either as of the date of this Agreement or subsequently;

                (d)     by the Company:

                        (i) if the Offer shall not have been commenced in accordance with Section 1.1, or Parent or Purchaser shall have failed to purchase validly tendered Shares in violation of the terms of the Offer within ten business days after the expiration of the Offer; provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this
Section 7.1(d)(i) if it is in material breach of its representations and warranties, covenants or other obligations under this Agreement;

                        (ii) if the Board of Directors of the Company has resolved to, and in fact does, recommend to the Company's Shareholders that they accept a Superior Proposal, provided that all the provisions of Section 5.4 have been fully complied with, and provided further that the Company shall have paid to Parent the entire Break-up Fee as provided in Section 7.3 (b); or

                        (iii) prior to the purchase of Shares pursuant to the Offer, if Parent or Purchaser is in material breach of any of its covenants or obligations under this Agreement, or any representation or warranty of Parent or Purchaser contained in this Agreement shall have been incorrect, in any material respect, when made or shall have since ceased to be true and correct in any material respect.

        7.2 PROCEDURE AND EFFECT OF TERMINATION. In the event of the termination of this Agreement by the Company or Parent or both of them pursuant to Section 7.1, the terminating party shall provide written notice of such termination to the other party and this Agreement shall forthwith become void and there shall be no liability on the part of Parent, Purchaser or the Company, except as set forth in this Section 7.2 and in Sections 5.2(b) and 7.3. The foregoing shall not relieve any party for liability for damages actually incurred as a result of any breach of this Agreement. Sections 5.2(b), 7.2, 7.3 and Article VIII shall survive the termination of this Agreement.

        7.3     FEES AND EXPENSES.

                (a) Except as otherwise provided in this Agreement and whether or not the transactions contemplated by the Offer and this Agreement are consummated, all costs and expenses incurred in connection with the transactions contemplated by the Offer and this Agreement shall be paid by the party incurring such expenses.

                (b) The Company shall pay to Parent, in same day funds, upon demand, a fee of U.S. $5,000,000 (the "BREAK-UP FEE"), if any of the following shall occur:

                        (i) if the Board of Directors of the Company or any committee thereof shall have approved, or recommended that shareholders of the Company accept or approve, an Acquisition Proposal by a third party, or shall have resolved to do any of the foregoing;

                        (ii) if the Board of Directors of the Company or any committee thereof shall have withdrawn or modified its approval of, or recommendation that the shareholders of the Company accept or approve (as the case may be), the Offer, this Agreement and the Merger, or shall have resolved to do any of the foregoing; or

                        (iii) if the Company shall have failed to include in the Schedule 14D-9 the recommendation of the Board of Directors of the Company that the shareholders of the Company accept the Offer.

                (c) The Break-up Fee shall not be deemed to be liquidated damages, and the right to the payment of the Break-up Fee shall be in addition to (and not a maximum payment in respect of) any other damages or remedies at law or in equity to which Parent or Purchaser may be entitled as a result of the Company's violation or breach of any term or provision of this Agreement.

        7.4 AMENDMENT. This Agreement may be amended by each of the parties by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that (i) such amendment shall be in writing signed by all of the parties, (ii) any such waiver, amendment or supplement by the Company shall be effective as against the Company only if approved by a majority of the Continuing Directors and (iii) after adoption of this Agreement and the Merger by the shareholders of the Company, no amendment may be made without the further approval of the shareholders of the Company which reduces the Merger Consideration or changes the form thereof or changes any other terms and conditions of this Agreement if the changes, alone or in the aggregate, would materially adversely affect the shareholders of the Company.

        7.5 WAIVER. At any time prior to the Effective Time, whether before or after the Company's Shareholders Meeting, any party hereto, by action taken by its Board of Directors, may (i) extend the time for the performance of any of the obligations or other acts of any other party hereto or (ii) subject to the provisions of Section 7.4, waive compliance with any of the agreements of any other party or with any conditions to its own obligations. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party by a duly authorized officer of such party. Notwithstanding the above, any waiver given shall not apply to any subsequent failure of compliance with agreements of the other party or conditions to its own obligations.

                                  ARTICLE VIII

                                  MISCELLANEOUS

        8.1 SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

        8.2 NOTICES. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given, or made as of the date delivered if sent via telecopier or delivered personally (including, without limitation, delivery by commercial carrier warranting next-day delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by similar notice, except that notices of changes of address shall be effective upon receipt):

                (a)     If to Parent or Purchaser:

                              NetManage, Inc.
                              10725 N. DeAnza Blvd.
                              Cupertino, CA 95014
                              Attention: Gary Anderson, Chief Financial Officer Telecopier No.: (408) 342-7880

                        With copies to:

                              Wilson, Sonsini, Goodrich & Rosati
                              Professional Corporation
                              650 Page Mill Road
                              Palo Alto, California 94304
                              Attention: Michael J. Danaher
                              Telecopier No.: (415) 493-6811

                        and to:

                              NetManage Acquisition Corporation
                              10725 N. DeAnza Blvd.
                              Cupertino, CA 95014
                              Attention: Gary Anderson, Chief Financial Officer Telecopier No.: (408) 342-7880

                (b)     If to the Company:

                              Wall Data Incorporated
                              11332 N.E. 122nd Way
                              Kirkland, WA 98034
                              Attention: Richard P. Fox, Chief Financial Officer Telecopier No.: (425) 814-4372

                        With copies to:

                              Perkins Coie LLP
                              1201 Third Avenue, Suite 4800
                              Seattle, WA 98101-3099
                              Attention: Andrew Bor
                              Telecopier No.: (206) 583-8500

        8.3 ENTIRE AGREEMENT; NO THIRD PARTY BENEFICIARIES; NO ASSIGNMENT. This Agreement, Annex I, the documents delivered pursuant hereto or in connection herewith and the Confidentiality Agreement (i) constitute the entire agreement and supersede all other prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, (ii) are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder (except as expressly set forth in Section 5.9 with respect to present officers and directors of the Company), and (iii) may not be assigned, except that Parent or Purchaser may assign their rights hereunder in whole or in part to one or more direct or indirect subsidiaries or affiliates of Parent which, in written instruments reasonably satisfactory to the Company, shall agree to make all representations and warranties of Purchaser set forth herein and shall agree to assume all of such party's obligations hereunder and be bound by all of the terms and conditions of this Agreement; provided, however, that no such assignment shall relieve the assignor of its obligations hereunder.

        8.4     INTERPRETATION; KNOWLEDGE.

                (i) When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. The words "INCLUDE," "INCLUDES" and "INCLUDING" when used herein shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "THE BUSINESS OF" an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity.

                (ii) For purposes of this Agreement, the term "KNOWLEDGE" means, with respect to any matter in question, that any of the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer or Controller (or principal accounting officer if different from the foregoing) of the parties, as the case may be, have knowledge of such matter.

        8.5 COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

        8.6 OTHER REMEDIES; SPECIFIC PERFORMANCE. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

        8.7 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of California, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof; provided that issues involving the corporate governance of any of the parties hereto shall be governed by their respective jurisdictions of incorporation. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any state or federal court within the Northern District of California, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, other than issues involving the corporate governance of any of the parties hereto, agrees that process may be served upon them in any manner authorized by the laws of the State of California for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

        8.8 RULES OF CONSTRUCTION. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

        8.9 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.



                                      *****

        IN WITNESS WHEREOF, Parent, Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                        NETMANAGE, INC.

                                        By: /s/ ZVI ALON
                                           -------------------------------------
                                           Zvi Alon, Chief Executive Officer

                                        NETMANAGE ACQUISITION CORPORATION

                                        By: /s/ ZVI ALON
                                           -------------------------------------
                                           Zvi Alon, Chief Executive Officer

                                        WALL DATA INCORPORATED

                                        By: /s/ KEVIN B. VITALE
                                           -------------------------------------
                                           Kevin B. Vitale, President and
                                           Chief Executive Officer




            *****SIGNATURE PAGE -- AGREEMENT AND PLAN OF MERGER*****

                                     ANNEX I

                             CONDITIONS OF THE OFFER

        The term "AGREEMENT" as used in this Annex I shall mean the Agreement and Plan of Merger to which this Annex I is attached, and all capitalized terms used in this Annex I and not defined in this Annex I shall have the respective meanings set forth in the Agreement.

        Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time, Purchaser shall not be required to accept for payment, purchase or pay for, or may terminate or amend the Offer and may postpone the acceptance of, and payment for, subject to Rule 14e-1(c) under the Exchange Act (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer), any Shares tendered pursuant to the Offer if:

                (i) any waiting period (and any extension thereof) under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall not have expired or been terminated;

                (ii)    the Minimum Condition is not satisfied;

                (iii) at any time on or after the date of the Agreement, any of the following events shall be determined by Parent or Purchaser to have occurred:

                        (A) there shall have been any action taken or threatened, or any statute, rule, regulation, judgment, temporary restraining order, preliminary or permanent injunction or other order, decree or ruling proposed, sought, promulgated, enacted, entered, enforced or deemed applicable to the Offer or the Merger by any Governmental Entity or arbitration panel that could reasonably be expected to, directly or indirectly, (1) make the acceptance for payment or the payment for, or the purchase of some or all of the Shares pursuant to the Offer illegal or otherwise delay, restrict or prohibit consummation of the Offer or the Merger or the consummation of any transaction contemplated by the Merger Agreement, (2) result in a delay in or restrict the ability of Purchaser, or render Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares, (3) require the divestiture by Parent, Purchaser, the Company or any of their respective Subsidiaries or affiliates of all or any portion of the business, assets or property of any of them or any Shares or impose any material limitation on the ability of any of them to conduct their business and own such assets, properties or Shares, (4) impose any material limitation on the ability of Parent, Purchaser or their affiliates to acquire or hold or to exercise effectively all rights of ownership of the Shares, including the right to vote any Shares purchased by any of them on all matters properly presented to the shareholders of the Company, including, without limitation, the adoption and approval of the Agreement and the Merger,
(5) result in a material diminution in the benefits expected to be derived by Parent or Purchaser as a result of the transactions contemplated by the Offer or the Agreement (other than legislation or rule-making affecting the industry as a whole), or (6) impose any material condition to the Offer, the Agreement or the Merger unacceptable to Parent or Purchaser; or

                        (B) the Company shall have failed to obtain all of the consents of third parties set forth in Exhibit B by the Expiration Date; or

                        (C) the Company shall have breached, or failed to comply with, in any material respect, any of its covenants or obligations under the Agreement or if there shall have been or be any material inaccuracy in the representations and warranties of the Company contained in the Agreement, either as of the date of this Agreement or subsequently; or

                        (D) the Board of Directors of the Company or any committee thereof shall have (1) withdrawn or modified (including without limitation, by amendment of the Company's Schedule 14D-9) in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger or the Agreement, (2) approved or recommended any Acquisition Proposal by a third party other than the Offer and the Merger, (3) publicly resolved to do any of the foregoing, or (4) upon a request to reaffirm the Company's approval or recommendation of the Offer, the Agreement or the Merger, the Board of Directors of the Company shall fail to do so within two business days after such request is made; or

                        (E) the Agreement shall have been terminated in accordance with its terms; or

                        (F) there shall have occurred any Material Adverse Effect on the Company, or any event, fact or change which could reasonably be expected to result in a Material Adverse Effect on the Company; or

                        (G) any of the Employment Agreements shall not have been executed and delivered or any Employment Agreement is not in full force and effect.

        The foregoing conditions are for the sole benefit of Parent, Purchaser and their affiliates and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to such condition. All the foregoing conditions may be waived by Parent or Purchaser in whole or in part at any time and from time to time in the sole discretion of Parent or Purchaser. The failure by Parent or Purchaser at any time to exercise its rights with respect to the foregoing conditions shall not be deemed a waiver of any such condition, and each condition shall be deemed an ongoing condition with respect to which Parent or Purchaser may assert its rights at any time and from time to time.

                                    EXHIBIT A

                                 NETMANAGE, INC.

                       RICHARD P. FOX EMPLOYMENT AGREEMENT

        This Employment Agreement (the "Agreement") is made between and among NetManage, Inc., Wall Data Incorporated and Richard P. Fox ("Employee"), effective as of October 20, 1999, pursuant to the Agreement and Plan of Merger (the "Merger Agreement") entered into by and among NetManage, Inc. (together with its subsidiaries and affiliates, "NetManage"), Bogota, Inc. and Wall Data Incorporated ("Wall Data").

        WHEREAS, Employee has previously entered into an employment agreement and a change of control agreement, both dated January 21, 1999, with Wall Data (respectively, the "Employment Agreement" and the "Change of Control Agreement"); and

        WHEREAS, Employee has previously entered into stock option agreements with Wall Data (the "Stock Option Agreements"); and

        WHEREAS, the parties hereto desire to amend the Employment Agreement, Change of Control Agreement and Stock Option Agreements in exchange for the consideration set forth herein;

        NOW, THEREFORE, the parties hereto agree that the Employment Agreement, Change of Control Agreement and Stock Option Agreements are hereby amended as follows:

        1. Stock Option Cancellation & Waiver of Severance Benefits and Payments in Exchange for New Benefits and Payments.

        8.10 Stock Option Cancellation. In exchange for the consideration specified in Section 1(c) of this Agreement, Employee agrees that his unvested Stock Options which otherwise would have accelerated their vesting (the "Accelerated Options"), will not have their vesting accelerated either by the consummation of the tender offer contemplated by the Merger Agreement (the "Tender Offer") or by the merger contemplated by the Merger Agreement (the "Merger") and shall be cancelled and become without further force and effect upon the date on which they otherwise would have had their vesting accelerate.

        8.11 Waiver of Severance Benefits and Payments. Employee agrees that in exchange for the consideration specified in Section 1(c) of this Agreement, subject to the consummation of the Tender Offer, he shall no longer be entitled to receive any retention or severance benefits or payments pursuant to Section 8 of the Change of Control Agreement, pursuant to Section 7 of the Employment Agreement or pursuant to any other plans, policies or arrangements of Wall Data, whether written or oral, formal or informal.

        8.12 New Benefits and Payments. Subject to Section 8.8 of the Change of Control Agreement, and, with respect to payments and benefits not already made or provided, subject to Employee entering into a standard form of mutual release of claims upon the termination of his employment, Employee shall be entitled to the following benefits and payments:

                (a) Retention Payment. In the event Employee remains employed by NetManage for the period commencing on the "Effective Time," (as such term is defined in the Merger Agreement) and ending six months later (the "Retention Period"), Employee shall be entitled to receive twelve substantially equal semi-monthly payments equal, in the aggregate, to the sum of $360,000 (the "Change of Control Agreement Payment"), plus an amount equal to $9 minus the exercise price times the number of shares subject to Employee's Accelerated Options, (the "Accelerated Stock Option Payment") less applicable withholding (the sum of the Change of Control Agreement Payment and the Accelerated Stock Option Payment, less applicable withholding, is referred to herein as the "Retention Payment"). Notwithstanding the foregoing, the balance of any unpaid Retention Payment shall be paid within five days of the date of Employee's termination, in a lump-sum, in the event that, prior to the end of the Retention Period, Employee (i) has his employment terminated by NetManage other than for "Cause" (as defined herein), (ii) terminates his employment with NetManage for "Good Reason" (as defined herein), or (iii) dies or terminates employment with NetManage due to his "Total Disability" (as such term is defined in Section 7.2 of the Change of Control Agreement).

        For the purposes of this Agreement, "Cause" shall have the meaning set forth in Section 8.6 of the Change of Control Agreement; provided, however, that
Section 8.6(d) of the Change of Control Agreement shall be amended to include a material violation by Employee of any provision of this Agreement, subject to the notice and opportunity to cure requirements of Section 10 of the Change of Control Agreement.

        For the purposes of this Agreement, "Good Reason" shall have the meaning set forth in Section 8.7 of the Change of Control Agreement; provided, however,
(A) that "Good Reason" shall not include a reduction in title, position, authority, duties or responsibilities solely by virtue of the consummation of the transactions contemplated by the Merger Agreement (for example, if the Company becomes a division of NetManage and the Chief Financial Officer of Wall Data remains the Chief Financial Officer of the division and does not serve on the Board of Directors of NetManage, this shall not constitute "Good Reason"), and (B) Section 8.7(e) shall be amended to include a material violation by the Company of any provision of this Agreement, and that any such violation or a material violation of the Change of Control Agreement shall be subject to the notice and opportunity to cure requirements of Section 10 of the Change of Control Agreement.

                (b) Accrued Obligations. Upon Employee's termination of employment for any reason, Employee shall be entitled to receive the "Accrued Obligations" as such term is defined in Section 8.1 of the Change of Control Agreement.

                (c) COBRA. In the event Employee (A) remains employed by NetManage through the Retention Period, or (B) prior to the end of the Retention Period Employee is terminated other than for Cause, voluntarily resigns for Good Reason, terminates employment due to becoming

Totally Disabled or dies, then Employee and his family members shall be entitled to receive the COBRA benefits set forth in Section 8.1(b) of the Change of Control Agreement, commencing upon the date of Employee's termination of employment.

                (d) Bonus. Employee agrees that, on and after the Effective Time, he shall not be entitled to any further payments pursuant to the Wall Data Executive Incentive Plan, but instead shall be eligible for a quarterly bonus pursuant to the NetManage bonus plan, with a target bonus level comparable to those of similar senior officers of NetManage.

        2. Other Change of Control and Employment Agreement Provisions. To the extent not amended hereby, the Employment Agreement and Change of Control Agreement remain in full force and effect, including with respect to Section 8.8 of the Change of Control Agreement.

        3. Entire Agreement. This Amendment, taken together with the Employment Agreement and Change of Control Agreement (to the extent not amended hereby), represents the entire agreement of the parties and shall supersede any and all previous contracts, arrangements or understandings between the parties with respect to the Executive's employment (the "Agreement"). The Agreement may be amended at any time only by mutual written agreement of the parties hereto.

        IN WITNESS WHEREOF, each of the parties has executed this Agreement.

                                        NETMANAGE, INC.

                                        By:
                                           -------------------------------------

                                        Title:
                                              ----------------------------------

                                        WALL DATA INCORPORATED

                                        By:
                                           -------------------------------------

                                        Title:
                                              ----------------------------------

                                        EMPLOYEE:

                                        ----------------------------------------
                                        Richard P. Fox

                                    EXHIBIT A

                                 NETMANAGE, INC.

                      KERRY D. PALMER EMPLOYMENT AGREEMENT

        This Employment Agreement (the "Agreement") is made between and among NetManage, Inc., Wall Data Incorporated and Kerry D. Palmer ("Employee"), effective as of October 20, 1999, pursuant to the Agreement and Plan of Merger (the "Merger Agreement") entered into by and among NetManage, Inc. (together with its subsidiaries and affiliates, "NetManage"), Bogota, Inc. and Wall Data Incorporated ("Wall Data").

        WHEREAS, Employee has previously entered into an employment agreement and a change of control agreement, both dated January 21, 1999, with Wall Data (respectively, the "Employment Agreement" and the "Change of Control Agreement"); and

        WHEREAS, Employee has previously entered into stock option agreements with Wall Data (the "Stock Option Agreements"); and

        WHEREAS, the parties hereto desire to amend the Employment Agreement, Change of Control Agreement and Stock Option Agreements in exchange for the consideration set forth herein;

        NOW, THEREFORE, the parties hereto agree that the Employment Agreement, Change of Control Agreement and Stock Option Agreements are hereby amended as follows:

        2. Stock Option Cancellation & Waiver of Severance Benefits and Payments in Exchange for New Benefits and Payments.

        8.13 Stock Option Cancellation. In exchange for the consideration specified in Section 1(c) of this Agreement, Employee agrees that his unvested Stock Options which otherwise would have accelerated their vesting (the "Accelerated Options"), will not have their vesting accelerated either by the consummation of the tender offer contemplated by the Merger Agreement (the "Tender Offer") or by the merger contemplated by the Merger Agreement (the "Merger") and shall be cancelled and become without further force and effect upon the date on which they otherwise would have had their vesting accelerate.

        8.14 Waiver of Severance Benefits and Payments. Employee agrees that in exchange for the consideration specified in Section 1(c) of this Agreement, subject to the consummation of the Tender Offer, he shall no longer be entitled to receive any retention or severance benefits or payments pursuant to Section 8 of the Change of Control Agreement, pursuant to Section 7 of the Employment Agreement or pursuant to any other plans, policies or arrangements of Wall Data, whether written or oral, formal or informal.

        8.15 New Benefits and Payments. Subject to Section 8.8 of the Change of Control Agreement, and, with respect to payments and benefits not already made or provided, subject to Employee entering into a standard form of mutual release of claims upon the termination of his employment, Employee shall be entitled to the following benefits and payments:

                (a) Retention Payment. In the event Employee remains employed by NetManage for the period commencing on the "Effective Time," (as such term is defined in the Merger Agreement) and ending six months later (the "Retention Period"), Employee shall be entitled to receive twelve substantially equal semi-monthly payments equal, in the aggregate, to the sum of $192,750 (the "Change of Control Agreement Payment"), plus an amount equal to $9 minus the exercise price times the number of shares subject to Employee's Accelerated Options, (the "Accelerated Stock Option Payment") less applicable withholding (the sum of the Change of Control Agreement Payment and the Accelerated Stock Option Payment, less applicable withholding, is referred to herein as the "Retention Payment"). Notwithstanding the foregoing, the balance of any unpaid Retention Payment shall be paid within five days of the date of Employee's termination, in a lump-sum, in the event that, prior to the end of the Retention Period, Employee (i) has his employment terminated by NetManage other than for "Cause" (as defined herein), (ii) terminates his employment with NetManage for "Good Reason" (as defined herein), or (iii) dies or terminates employment with NetManage due to his "Total Disability" (as such term is defined in Section 7.2 of the Change of Control Agreement).

        For the purposes of this Agreement, "Cause" shall have the meaning set forth in Section 8.6 of the Change of Control Agreement; provided, however, that
Section 8.6(d) of the Change of Control Agreement shall be amended to include a material violation by Employee of any provision of this Agreement, subject to the notice and opportunity to cure requirements of Section 10 of the Change of Control Agreement.

        For the purposes of this Agreement, "Good Reason" shall have the meaning set forth in Section 8.7 of the Change of Control Agreement; provided, however,
(A) that "Good Reason" shall not include a reduction in title, position, authority, duties or responsibilities solely by virtue of the consummation of the transactions contemplated by the Merger Agreement (for example, if the Company becomes a division of NetManage and the Controller of Wall Data remains the Controller of the division, this shall not constitute "Good Reason"), and
(B) Section 8.7(e) shall be amended to include a material violation by the Company of any provision of this Agreement, and that any such violation or a material violation of the Change of Control Agreement shall be subject to the notice and opportunity to cure requirements of Section 10 of the Change of Control Agreement.

                (b) Accrued Obligations. Upon Employee's termination of employment for any reason, Employee shall be entitled to receive the "Accrued Obligations" as such term is defined in Section 8.1 of the Change of Control Agreement.

                (c) COBRA. In the event Employee (A) remains employed by NetManage through the Retention Period, or (B) prior to the end of the Retention Period Employee is terminated other than for Cause, voluntarily resigns for Good Reason, terminates employment due to becoming Totally Disabled or dies, then Employee and his family members shall be entitled to receive the

COBRA benefits set forth in Section 8.1(b) of the Change of Control Agreement, commencing upon the date of Employee's termination of employment.

                (d) Bonus. Employee agrees that, on and after the Effective Time, he shall not be entitled to any further payments pursuant to the Wall Data Executive Incentive Plan, but instead shall be eligible for a quarterly bonus pursuant to the NetManage bonus plan, with a target bonus level comparable to those of similar senior officers of NetManage.

        2. Other Change of Control and Employment Agreement Provisions. To the extent not amended hereby, the Employment Agreement and Change of Control Agreement remain in full force and effect, including with respect to Section 8.8 of the Change of Control Agreement.

        3. Entire Agreement. This Amendment, taken together with the Employment Agreement and Change of Control Agreement (to the extent not amended hereby), represents the entire agreement of the parties and shall supersede any and all previous contracts, arrangements or understandings between the parties with respect to the Executive's employment (the "Agreement"). The Agreement may be amended at any time only by mutual written agreement of the parties hereto.

        IN WITNESS WHEREOF, each of the parties has executed this Agreement.

                                        NETMANAGE, INC.

                                        By:
                                           -------------------------------------

                                        Title:
                                              ----------------------------------

                                        WALL DATA INCORPORATED

                                        By:
                                           -------------------------------------

                                        Title:
                                              ----------------------------------

                                        EMPLOYEE:

                                        ----------------------------------------
                                        Kerry D. Palmer

                                    EXHIBIT A

                                 NETMANAGE, INC.

                       CRAIG E. SHANK EMPLOYMENT AGREEMENT

        This Employment Agreement (the "Agreement") is made between and among NetManage, Inc., Wall Data Incorporated and Craig E. Shank ("Employee"), effective as of October 20, 1999, pursuant to the Agreement and Plan of Merger (the "Merger Agreement") entered into by and among NetManage, Inc. (together with its subsidiaries and affiliates, "NetManage"), Bogota, Inc. and Wall Data Incorporated ("Wall Data").

        WHEREAS, Employee has previously entered into an employment agreement and a change of control agreement, both dated January 21, 1999, with Wall Data (respectively, the "Employment Agreement" and the "Change of Control Agreement"); and

        WHEREAS, Employee has previously entered into stock option agreements with Wall Data (the "Stock Option Agreements"); and

        WHEREAS, the parties hereto desire to amend the Employment Agreement, Change of Control Agreement and Stock Option Agreements in exchange for the consideration set forth herein;

        NOW, THEREFORE, the parties hereto agree that the Employment Agreement, Change of Control Agreement and Stock Option Agreements are hereby amended as follows:

        3. Stock Option Cancellation & Waiver of Severance Benefits and Payments in Exchange for New Benefits and Payments.

        8.16 Stock Option Cancellation. In exchange for the consideration specified in Section 1(c) of this Agreement, Employee agrees that his unvested Stock Options which otherwise would have accelerated their vesting (the "Accelerated Options"), will not have their vesting accelerated either by the consummation of the tender offer contemplated by the Merger Agreement (the "Tender Offer") or by the merger contemplated by the Merger Agreement (the "Merger") and shall be cancelled and become without further force and effect upon the date on which they otherwise would have had their vesting accelerate.

        8.17 Waiver of Severance Benefits and Payments. Employee agrees that in exchange for the consideration specified in Section 1(c) of this Agreement, subject to the consummation of the Tender Offer, he shall no longer be entitled to receive any retention or severance benefits or payments pursuant to Section 8 of the Change of Control Agreement, pursuant to Section 7 of the Employment Agreement or pursuant to any other plans, policies or arrangements of Wall Data, whether written or oral, formal or informal.

        8.18 New Benefits and Payments. Subject to Section 8.8 of the Change of Control Agreement, and, with respect to payments and benefits not already made or provided, subject to Employee entering into a standard form of mutual release of claims upon the termination of his employment, Employee shall be entitled to the following benefits and payments:

                (a) Retention Payment. In the event Employee remains employed by NetManage for the period commencing on the "Effective Time," (as such term is defined in the Merger Agreement) and ending six months later (the "Retention Period"), Employee shall be entitled to receive twelve substantially equal semi-monthly payments equal, in the aggregate, to the sum of $330,000 (the "Change of Control Agreement Payment"), plus an amount equal to $9 minus the exercise price times the number of shares subject to Employee's Accelerated Options, (the "Accelerated Stock Option Payment") less applicable withholding (the sum of the Change of Control Agreement Payment and the Accelerated Stock Option Payment, less applicable withholding, is referred to herein as the "Retention Payment"). Notwithstanding the foregoing, the balance of any unpaid Retention Payment shall be paid within five days of the date of Employee's termination, in a lump-sum, in the event that, prior to the end of the Retention Period, Employee (i) has his employment terminated by NetManage other than for "Cause" (as defined herein), (ii) terminates his employment with NetManage for "Good Reason" (as defined herein), or (iii) dies or terminates employment with NetManage due to his "Total Disability" (as such term is defined in Section 7.2 of the Change of Control Agreement).

        For the purposes of this Agreement, "Cause" shall have the meaning set forth in Section 8.6 of the Change of Control Agreement; provided, however, that
Section 8.6(d) of the Change of Control Agreement shall be amended to include a material violation by Employee of any provision of this Agreement, subject to the notice and opportunity to cure requirements of Section 10 of the Change of Control Agreement.

        For the purposes of this Agreement, "Good Reason" shall have the meaning set forth in Section 8.7 of the Change of Control Agreement; provided, however,
(A) that "Good Reason" shall not include a reduction in title, position, authority, duties or responsibilities solely by virtue of the consummation of the transactions contemplated by the Merger Agreement (for example, if the Company becomes a division of NetManage and the Vice-President and General Counsel of Wall Data remains the Vice-President and General Counsel of the division, this shall not constitute "Good Reason"), and (B) Section 8.7(e) shall be amended to include a material violation by the Company of any provision of this Agreement, and that any such violation or a material violation of the Change of Control Agreement shall be subject to the notice and opportunity to cure requirements of Section 10 of the Change of Control Agreement.

                (b) Accrued Obligations. Upon Employee's termination of employment for any reason, Employee shall be entitled to receive the "Accrued Obligations" as such term is defined in Section 8.1 of the Change of Control Agreement.

                (c) COBRA. In the event Employee (A) remains employed by NetManage through the Retention Period, or (B) prior to the end of the Retention Period Employee is terminated other than for Cause, voluntarily resigns for Good Reason, terminates employment due to becoming

Totally Disabled or dies, then Employee and his family members shall be entitled to receive the COBRA benefits set forth in Section 8.1(b) of the Change of Control Agreement, commencing upon the date of Employee's termination of employment.

                (d) Bonus. Employee agrees that, on and after the Effective Time, he shall not be entitled to any further payments pursuant to the Wall Data Executive Incentive Plan, but instead shall be eligible for a quarterly bonus pursuant to the NetManage bonus plan, with a target bonus level comparable to those of similar senior officers of NetManage.

        2. Other Change of Control and Employment Agreement Provisions. To the extent not amended hereby, the Employment Agreement and Change of Control Agreement remain in full force and effect, including with respect to Section 8.8 of the Change of Control Agreement.

        3. Entire Agreement. This Amendment, taken together with the Employment Agreement and Change of Control Agreement (to the extent not amended hereby), represents the entire agreement of the parties and shall supersede any and all previous contracts, arrangements or understandings between the parties with respect to the Executive's employment (the "Agreement"). The Agreement may be amended at any time only by mutual written agreement of the parties hereto.

        IN WITNESS WHEREOF, each of the parties has executed this Agreement.

                                        NETMANAGE, INC.

                                        By:
                                           -------------------------------------

                                        Title:
                                              ----------------------------------

                                        WALL DATA INCORPORATED

                                        By:
                                           -------------------------------------

                                        Title:
                                              ----------------------------------

                                        EMPLOYEE:

                                        ----------------------------------------
                                        Craig E. Shank

                                    EXHIBIT A

                                 NETMANAGE, INC.

                      KEVIN B. VITALE EMPLOYMENT AGREEMENT

        This Employment Agreement (the "Agreement") is made between and among NetManage, Inc., Wall Data Incorporated and Kevin B. Vitale ("Employee"), effective as of October 20, 1999, pursuant to the Agreement and Plan of Merger (the "Merger Agreement") entered into by and among NetManage, Inc. (together with its subsidiaries and affiliates, "NetManage"), Bogota, Inc. and Wall Data Incorporated ("Wall Data").

        WHEREAS, Employee has previously entered into an employment agreement and a change of control agreement, both dated January 21, 1999, with Wall Data (respectively, the "Employment Agreement" and the "Change of Control Agreement"); and

        WHEREAS, Employee has previously entered into stock option agreements with Wall Data (the "Stock Option Agreements"); and

        WHEREAS, the parties hereto desire to amend the Employment Agreement, Change of Control Agreement and Stock Option Agreements in exchange for the consideration set forth herein;

        NOW, THEREFORE, the parties hereto agree that the Employment Agreement, Change of Control Agreement and Stock Option Agreements are hereby amended as follows:

        4. Stock Option Cancellation & Waiver of Severance Benefits and Payments in Exchange for New Benefits and Payments.

        8.19 Stock Option Cancellation. In exchange for the consideration specified in Section 1(c) of this Agreement, Employee agrees that his unvested Stock Options which otherwise would have accelerated their vesting (the "Accelerated Options"), will not have their vesting accelerated either by the consummation of the tender offer contemplated by the Merger Agreement (the "Tender Offer") or by the merger contemplated by the Merger Agreement (the "Merger") and shall be cancelled and become without further force and effect upon the date on which they otherwise would have had their vesting accelerate.

        8.20 Waiver of Severance Benefits and Payments. Employee agrees that in exchange for the consideration specified in Section 1(c) of this Agreement, subject to the consummation of the Tender Offer, he shall no longer be entitled to receive any retention or severance benefits or payments pursuant to Section 8 of the Change of Control Agreement, pursuant to Section 7 of the Employment Agreement or pursuant to any other plans, policies or arrangements of Wall Data, whether written or oral, formal or informal.

        8.21 New Benefits and Payments. Subject to Section 8.8 of the Change of Control Agreement, and, with respect to payments and benefits not already made or provided, subject to Employee entering into a standard form of mutual release of claims upon the termination of his employment, Employee shall be entitled to the following benefits and payments:

                (a) Retention Payment. In the event Employee remains employed by NetManage for the period commencing on the "Effective Time," (as such term is defined in the Merger Agreement) and ending six months later (the "Retention Period"), Employee shall be entitled to receive twelve substantially equal semi-monthly payments equal, in the aggregate, to the sum of $812,500 (the "Change of Control Agreement Payment"), plus an amount equal to $9 minus the exercise price times the number of shares subject to Employee's Accelerated Options, (the "Accelerated Stock Option Payment") less applicable withholding (the sum of the Change of Control Agreement Payment and the Accelerated Stock Option Payment, less applicable withholding, is referred to herein as the "Retention Payment"). Notwithstanding the foregoing, the balance of any unpaid Retention Payment shall be paid within five days of the date of Employee's termination, in a lump-sum, in the event that, prior to the end of the Retention Period, Employee (i) has his employment terminated by NetManage other than for "Cause" (as defined herein), (ii) terminates his employment with NetManage for "Good Reason" (as defined herein), or (iii) dies or terminates employment with NetManage due to his "Total Disability" (as such term is defined in Section 7.2 of the Change of Control Agreement).

        For the purposes of this Agreement, "Cause" shall have the meaning set forth in Section 8.6 of the Change of Control Agreement; provided, however, that
Section 8.6(d) of the Change of Control Agreement shall be amended to include a material violation by Employee of any provision of this Agreement, subject to the notice and opportunity to cure requirements of Section 10 of the Change of Control Agreement.

        For the purposes of this Agreement, "Good Reason" shall have the meaning set forth in Section 8.7 of the Change of Control Agreement; provided, however,
(A) that "Good Reason" shall not include a reduction in title, position, authority, duties or responsibilities solely by virtue of the consummation of the transactions contemplated by the Merger Agreement (for example, if the Company becomes a division of NetManage and the Chief Executive Officer and President of Wall Data remains the Chief Executive Officer and President of the division and does not serve on the Board of Directors of NetManage, this shall not constitute "Good Reason"), and (B) Section 8.7(e) shall be amended to include a material violation by the Company of any provision of this Agreement, and that any such violation or a material violation of the Change of Control Agreement shall be subject to the notice and opportunity to cure requirements of
Section 10 of the Change of Control Agreement.

                (b) Accrued Obligations. Upon Employee's termination of employment for any reason, Employee shall be entitled to receive the "Accrued Obligations" as such term is defined in Section 8.1 of the Change of Control Agreement.

                (c) COBRA. In the event Employee (A) remains employed by NetManage through the Retention Period, or (B) prior to the end of the Retention Period Employee is terminated other than for Cause, voluntarily resigns for Good Reason, terminates employment due to becoming Totally Disabled or dies, then Employee and his family members shall be entitled to receive the COBRA benefits set forth in Section 8.1(b) of the Change of Control Agreement, commencing upon the date of Employee's termination of employment.

                (d) Bonus. Employee agrees that, on and after the Effective Time, he shall not be entitled to any further payments pursuant to the Wall Data Executive Incentive Plan, but instead shall be eligible for a quarterly bonus pursuant to the NetManage bonus plan, with a target bonus level comparable to those of similar senior officers of NetManage.

        2. Other Change of Control and Employment Agreement Provisions. To the extent not amended hereby, the Employment Agreement and Change of Control Agreement remain in full force and effect, including with respect to Section 8.8 of the Change of Control Agreement.

        3. Entire Agreement. This Amendment, taken together with the Employment Agreement and Change of Control Agreement (to the extent not amended hereby), represents the entire agreement of the parties and shall supersede any and all previous contracts, arrangements or understandings between the parties with respect to the Executive's employment (the "Agreement"). The Agreement may be amended at any time only by mutual written agreement of the parties hereto.

        IN WITNESS WHEREOF, each of the parties has executed this Agreement.

                                        NETMANAGE, INC.

                                        By:
                                           -------------------------------------

                                        Title:
                                              ----------------------------------

                                        WALL DATA INCORPORATED

                                        By:
                                           -------------------------------------

                                        Title:
                                              ----------------------------------

                                        EMPLOYEE:

                                        ----------------------------------------
                                        Kevin B. Vitale

                                                                     APPENDIX II

                    CHAPTER 23B.13 OF THE WASHINGTON BUSINESS
                                 CORPORATION ACT
                              (DISSENTERS' RIGHTS)

23B.13.010 DEFINITIONS

        As used in this chapter:

        (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

        (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.

        (3) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

        (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

        (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

        (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

        (7) "Shareholder" means the record shareholder or the beneficial shareholder.

23B.13.020 RIGHT TO DISSENT

        (1) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate actions:

                (a) Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by RCW 23B.11.030,

23B.11.080, or the articles of incorporation and the shareholder is entitled to vote on the merger, or (ii) if the corporation is a subsidiary that is merged with its parent under RCW 23B.11.040;

                (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

                (c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

                (d) An amendment of the articles of incorporation that materially reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under RCW 23B.06.040; or

                (e) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

        (2) A shareholder entitled to dissent and obtain payment for the shareholder's shares under this chapter may not challenge the corporate action creating the shareholder's entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.900 through 25.10.955, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

        (3) The right of a dissenting shareholder to obtain payment of the fair value of the shareholder's shares shall terminate upon the occurrence of any one of the following events:

                (a)     The proposed corporate action is abandoned or rescinded;

                (b) A court having jurisdiction permanently enjoins or sets aside the corporate action; or

                (c) The shareholder's demand for payment is withdrawn with the written consent of the corporation.

23B.13.030 DISSENT BY NOMINEES AND BENEFICIAL OWNERS

        (1) A record shareholder may assert dissenters' rights as to fewer than all shares registered in the shareholder's name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter's other shares were registered in the names of different shareholders.

        (2) A beneficial shareholder may assert dissenters' rights as to shares held on the beneficial shareholder's behalf only if:

                (a) The beneficial shareholder submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

                (b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

23B.13.200 NOTICE OF DISSENTERS' RIGHTS

        (1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

        (2) If corporate action creating dissenters' rights under RCW 23B.13.020 is taken without a vote of shareholders, the corporation, within ten days after effective date of such corporate action, shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in RCW 23B.13.220.

23B.13.210 NOTICE OF INTENT TO DEMAND PAYMENT

        (1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights must (a) deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effected, and (b) not vote such shares in favor of the proposed action.

        (2) A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for the shareholder's shares under this chapter.

23B.13.220 DISSENTERS' NOTICE

        (1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of RCW 23B.13.210.

        (2) The dissenters' notice must be sent within ten days after the effective date of the corporate action, and must:

                (a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

                (b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

                (c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date;

                (d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1) of this section is delivered; and

                (e)     Be accompanied by a copy of this chapter.

23B.13.230 DUTY TO DEMAND PAYMENT

        (1) A shareholder sent a dissenters' notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to RCW 23B.13.220(2)(c), and deposit the shareholder's certificates in accordance with the terms of the notice.

        (2) The shareholder who demands payment and deposits the shareholder's share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

        (3) A shareholder who does not demand payment or deposit the shareholder's share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for the shareholder's shares under this chapter.

23B.13.240 SHARE RESTRICTIONS

        (1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

        (2) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.

23B.13.250 PAYMENT

        (1) Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder's shares, plus accrued interest.

        (2)     The payment must be accompanied by:

                (a) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

                (b) An explanation of how the corporation estimated the fair value of the shares;

                (c)     An explanation of how the interest was calculated;

                (d) A statement of the dissenter's right to demand payment under RCW 23B.13.280; and

                (e)     A copy of this chapter.

23B.13.260 FAILURE TO TAKE ACTION

        (1) If the corporation does not effect the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

        (2) If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to undertake the proposed action, it must send a new dissenters' notice under RCW 23B.13.220 and repeat the payment demand procedure.

23B.13.270 AFTER-ACQUIRED SHARES

        (1) A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

        (2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter's demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under RCW 23B.13.280.

23B.13.280 PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER

        (1) A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and amount of interest due, and demand payment of the dissenter's estimate, less any payment under RCW 23B.13.250, or reject the corporation's offer under RCW 23B.13.270 and demand payment of the dissenter's estimate of the fair value of the dissenter's shares and interest due, if:

                (a) The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated;

                (b) The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or

                (c) The corporation does not effect the proposed action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

        (2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand in writing under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter's shares.

23B. 13.300 COURT ACTION

        (1) If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

        (2) The corporation shall commence the proceeding in the superior court of the county where a corporation's principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

        (3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

        (4) The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

        (5) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

        (6) Each dissenter made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.

23B.13.310 COURT COSTS AND COUNSEL FEES

        (1) The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

        (2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

                (a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or

                (b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.

        (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

                             [WALL DATA LETTERHEAD]

                             WALL DATA INCORPORATED
                              11332 N.E. 122ND WAY
                           KIRKLAND, WASHINGTON 98034

                                December 8, 1999

Dear Shareholder:

        We cordially invite you to attend a special meeting of our shareholders at the Company's headquarters, located at 11332 N.E. 122nd Way, Kirkland, Washington on Wednesday, December 29, 1999 at 10:00 a.m., Pacific Standard Time.

        At the meeting, the shareholders of the Company will be asked to consider and vote upon a single proposal to adopt and approve a merger agreement with NetManage, Inc. and its subsidiary, NetManage Acquisition Corporation, and approve a merger that will cause the Company to become a wholly-owned subsidiary of NetManage.

        Approval of the merger requires the affirmative vote by the holders of not less than fifty-one percent (51%) of the shares of the Company's common stock outstanding as of the record date. Only shareholders of the Company on the close of business on December 2, 1999 will be entitled to vote at the special meeting. As a result of a tender offer completed on November 24, 1999, NetManage Acquisition Corporation now owns approximately eighty-nine percent (89%) of the outstanding shares of the Company's common stock, and intends to vote such shares in favor of the merger, and will therefore be able to approve the merger.

        THE COMPANY'S BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER IS ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS SHAREHOLDERS. THE COMPANY'S BOARD OF DIRECTORS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" ADOPTION AND APPROVAL OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER.

        Enclosed please find a notice of special meeting of shareholders and a disclosure document relating to the merger. We encourage you to read them carefully.

                                        Sincerely,

                                        Kevin B. Vitale
                                        President and Chief Executive Officer



Kirkland, WA
December 8, 1999

                             [WALL DATA LETTERHEAD]

                             WALL DATA INCORPORATED
                              11332 N.E. 122ND WAY
                           KIRKLAND, WASHINGTON 98034

                              --------------------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON DECEMBER 29, 1999

                              --------------------

To Our Shareholders:

        We will hold a special meeting of shareholders of Wall Data Incorporated (the "Company") at 10:00 a.m. Pacific Standard Time, on Wednesday, December 29, 1999, at the Company's headquarters, located at 11332 N.E. 122nd Way, Kirkland, Washington, for the following purpose:

        To consider and vote upon a proposal to adopt and approve the merger agreement among NetManage, Inc., NetManage Acquisition Corporation, a wholly-owned subsidiary of NetManage, and the Company, and approve the merger that will cause the Company to become a wholly-owned subsidiary of NetManage. Under the merger agreement, shareholders of the Company will receive the merger consideration of $9.00 net per share in cash and without interest thereon for each share of the Company's common stock owned.

        We will conduct no other business at the meeting, except business which may be properly brought before the special meeting and which is within the purpose of the special meeting described above.

        We cannot complete the merger unless the holders of not less than fifty-one percent (51%) of the shares of the Company's common stock outstanding as of the record date vote to adopt and approve the merger agreement. As a result of a tender offer completed on November 24, 1999, NetManage Acquisition Corporation now owns approximately eighty-nine percent (89%) of the outstanding shares of the Company's common stock, and intends to vote such shares in favor of the merger, and will therefore be able to approve the merger.

        Holders of the Company's common stock may be entitled to assert dissenters' rights with respect to the merger under Chapter 23B.13 of the Washington Business Corporation Act.

        We have fixed the close of business on December 2, 1999 as the record date for the determination of our shareholders entitled to vote at this meeting or any adjournment or postponement of it.

                                        By Order of the Board of Directors
                                        of Wall Data Incorporated

                                        Craig E. Shank
                                        Vice President, General Counsel
                                        and Secretary